                      NOTICE OF ANNUAL AND SPECIAL MEETING
                       AND SPECIAL CONFIRMATORY MEETING OF
                          COOLBRANDS INTERNATIONAL INC.

      NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Annual and Special Meeting") of holders (the "Shareholders") of subordinate voting shares and multiple voting shares of CoolBrands International Inc. (the "Corporation") will be held at The Sheraton Parkway (Thornhill Room), 600 Highway 7 East, Richmond Hill, Ontario, L4B 1B2, on February 27, 2006 at 10:00 a.m. (Toronto time), for the following purposes:

1. to receive the financial statements of the Corporation for the year ended August 31, 2005, together with the report of the auditor thereon;

2.    to elect directors of the Corporation;

3. to appoint the auditor of the Corporation and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed advisable, to pass with or without variation, a special resolution (the "Continuance Resolution"), the form of which is set forth in Schedule B to the accompanying Management Information Circular (the "Circular"), approving the discontinuance of the Corporation pursuant to section 133(5) of the Companies Act (Nova Scotia) (the "NSCA") and the continuance (the "Continuance") of the Corporation pursuant to section 187 of the Canada Business Corporations Act (the "CBCA") and the adoption of a general by-law, all as more particularly described in the Circular;

5. to consider and, if deemed advisable, to pass with or without variation, a special resolution (the "Share Capital Restructuring Resolution"), the form of which is set forth in Schedule D to the Circular, approving the share capital restructuring of the Corporation as more particularly described in the Circular; and

6. to transact such other business as may properly come before the Annual and Special Meeting or any adjournments or postponements thereof.

      NOTICE IS HEREBY FURTHER GIVEN that a subsequent special confirmatory meeting of the Shareholders (the "Confirmatory Meeting") will be held at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, L3R 9Y7 on March 20, 2006 at 10:00 a.m. (Toronto time), for the sole purpose of passing resolutions confirming the Continuance Resolution (the "Continuance Confirmatory Resolution") and the Share Capital Restructuring Resolution (the "Share Capital Confirmatory Resolution") to be passed at the Annual and Special Meeting. Pursuant to the NSCA, because the Continuance Resolution and the Share Capital Restructuring Resolution must be passed as special resolutions for the purposes of the NSCA, they must also be confirmed by greater than 50% of the votes cast by Shareholders present in person or represented by proxy at the Confirmatory Meeting by way of the Continuance Confirmatory Resolution and Share Capital Confirmatory Resolution, respectively, the forms of which are set forth in Schedules C and E, respectively, to the accompanying Circular.

      Shareholders are invited to attend the Annual and Special Meeting and the Confirmatory Meeting (which are collectively referred to as the "Meetings").
Shareholders who are unable to attend the Meetings in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose. To be effective in respect of the Annual and Special Meeting, proxies must be received before 5:00 p.m. (Toronto time) on February 24, 2006 by Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1, or by facsimile at 416-361-0470, or by the close of business on the second business day preceding the date of any adjournment or postponement thereof, or be presented prior to the commencement of the Annual and Special Meeting or any adjournment or postponement thereof. To be effective in respect of the Confirmatory Meeting, proxies must be received before 5:00 p.m. (Toronto time) on March 16, 2006 by Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1, or by facsimile at 416-361-0470, or by the close of business on the second business day preceding the date of any adjournment or postponement thereof, or be presented prior to the commencement of the Confirmatory Meeting or any adjournment or postponement thereof.

      The Corporation's Annual Report for the year ended August 31, 2005, Circular and form of proxy are enclosed with this notice of meeting.

      Only Shareholders of record on January 9, 2006 will be entitled to vote at the Meetings except to the extent that a person has transferred any of his or her shares after that date and the transferee of such shares establishes proper ownership and requests, not later than ten days before the relevant Meeting, that his or her name be included in the list of Shareholders for such Meeting, in which case the transferee will be entitled to vote his or her shares at the Annual and Special Meeting or the Confirmatory Meeting, as the case may be.

      DATED at Markham, Ontario this 13th of January, 2006.

                                                BY ORDER OF THE BOARD OF
                                                DIRECTORS

                                                "Francis Orfanello"
                                                --------------------------------
                                                Francis X. Orfanello
                                                Secretary

      If the Continuance Resolution and the Continuance Confirmatory Resolution are passed in accordance with the provisions of the relevant legislation and the Continuance becomes effective, a registered holder of shares who dissents (a "Dissenting Shareholder") from the Continuance Resolution or the Continuance Confirmatory Resolution, as the case may be, will be entitled to be paid the fair value of his or her shares if the Secretary of the Corporation shall have received from such Dissenting Shareholder at or before the Annual and Special Meeting or at or before the Confirmatory Meeting a notice of dissent or a written objection (each a "Notice of Dissent") to the Continuance Resolution or the Continuance Confirmatory Resolution, as the case may be, and the Dissenting Shareholder shall have otherwise complied with the dissent procedures (which are described in the Circular under the heading "Dissenting Shareholder Rights" and in Schedule F to the Circular). Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right of dissent. A Dissenting Shareholder need not have dissented at the Annual and Special Meeting in order to be able to dissent at the Continuance Confirmatory Meeting.

                          COOLBRANDS INTERNATIONAL INC.

                         MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

      This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of CoolBrands International Inc. (the "Corporation") for use at the annual and special meeting (the "Annual and Special Meeting") and confirmatory meeting (the "Confirmatory Meeting") of shareholders of the Corporation to be held at the times and places and for the purposes set forth in the attached notice of annual and special meeting and special confirmatory meeting of shareholders (the "Notice of Meeting"). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. The costs of solicitation will be borne by the Corporation. The Annual and Special Meeting and the Confirmatory Meeting are collectively referred to herein as the "Meetings". All references in this management information circular to the Meetings include references to any adjournments or postponements thereof.

      The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Appointment and Revocation of Proxies

      The persons named in the enclosed form of proxy are directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meetings other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy. To be effective, proxies to be exercised at the Meetings must be deposited at the offices of Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1, or by facsimile at 416-361-0470, (i) in the case of the Annual and Special Meeting, prior to 5:00 p.m. (Toronto time) on February 24, 2006 or, with the Secretary of the Corporation at any time prior to the Annual and Special Meeting, or (ii) in the case of the Confirmatory Meeting, prior to 5:00 p.m. (Toronto time) on March 16, 2006 or, with the Secretary of the Corporation at any time prior to the Confirmatory Meeting, or (iii) in any other manner permitted by law. A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

      In accordance with the Company Act (Nova Scotia) (the "Act") and applicable securities laws, a shareholder who has given a proxy may revoke it at any time to the extent that it has not been exercised. A proxy may be revoked, as to any manner on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the relevant Meeting or any adjournment of such Meeting at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting. A proxy may also be revoked in any other manner permitted by law.

Exercise of Discretion Of Proxies

      The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. Where no choice is specified, such shares will be voted in favour of the nominees proposed below for election as directors, in favour of the appointment of BDO Seidman, LLP as the auditor of the Corporation, in favour of the Continuance Resolution (as defined below), in favour of the Share Capital Restructuring Resolution (as defined below), in favour of the Continuance Confirmatory Resolution (as defined below), and in favour of the Share Capital Confirmatory Resolution (as defined below). The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meetings in such manner as such nominee in his judgment may determine. As at the date of this management information circular, management knows of no such amendments, variations or other matters to come before the Meetings other than the matters referred to in the Notice of Meeting.

Date of Information

      Unless otherwise specified, information in this Information Circular is given as of January 9, 2006.

Voting Securities and Principal Holders Thereof

      As of January 9, 2006, the Corporation had outstanding 6,027,864 multiple voting shares and 50,005,069 subordinate voting shares.

      Only shareholders of record at the close of business on January 9, 2006 (the "Record Date"), who either personally attend the Meetings or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meetings, except to the extent that such shareholder has transferred the ownership of any shares after the Record Date and the transferee of such shares establishes proper ownership thereof and demands, not later than ten days before the relevant Meeting, to be included in the list of shareholders entitled to vote at such Meeting, in which case such transferee is entitled to vote.

      Each multiple voting share entitles the registered holder thereof to ten votes at all meetings of shareholders. Each subordinate voting share entitles the registered holder thereof to one vote at all meetings of shareholders. Holders of subordinate voting shares exercise in the aggregate 45.3% of the voting rights attached to all voting securities of the Corporation.

      In the event that an offer to purchase multiple voting shares is made to holders of such shares, and the offer is required by securities legislation or stock exchange rule to be made to all, or substantially all, of the holders of multiple voting shares in Canada, holders of subordinate voting shares have an option to convert their subordinate voting shares into multiple voting shares. This option commences on the eighth day after the date the offer is made to holders of multiple voting shares and ends on the date of expiry of the offer. This conversion right will not apply if, within seven days of the date of the offer, registered shareholders owning more than 50% of the then outstanding multiple voting shares confirm to the transfer agent and secretary of the Corporation, among other items, that they will not tender any multiple voting shares in acceptance of the offer without having given the transfer agent and secretary written notice of their acceptance or intended acceptance of the offer at least seven days prior to the expiry date of the offer. If the right of conversion to multiple voting shares is available to holders of subordinate voting shares and is duly exercised, all multiple voting shares so converted will be deemed to be deposited to the offer. If any converted multiple voting shares are withdrawn, or are not ultimately taken up by the offeror, such converted multiple voting shares shall be automatically reconverted to subordinate voting shares.

      To the knowledge of the directors and executive officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over securities of the Corporation carrying more than 10% percent of the voting rights attached to any class of outstanding voting securities of the Corporation, except as follows:

Name                             Designation of Class        Number         Percentage of Class
-----------------------------------------------------------------------------------------------
The Serruya Family Trust         Multiple voting shares      4,233,332(1)   70.2

The Estate of Richard E. Smith   Multiple voting shares      1,419,467(2)   23.5

Krevlin Advisors, L.L.C.(3)      Subordinate Voting Shares   5,074,000      10.15

Notes:
1. The 4,233,332 multiple voting shares represents approximately 38.4% of the votes attaching to all outstanding shares of the Corporation. The Serruya Family Trust was created and settled for the benefit of certain members of the Serruya family of Toronto, Ontario. Certain members of the Serruya family serve as directors and officers of the Corporation.

2. The 1,419,467 multiple voting shares represents approximately 12.9% of the votes attaching to all outstanding shares of the Corporation. Mr. Richard
      E. Smith, the Corporation's former Co-Chairman and Co-Chief Executive Officer, passed away on January 29, 2005. The sole executrix of the Estate of Richard E. Smith is Susan Smith.

3. Krevlin Advisors, L.L.C. acts as investment advisor to Glenhill Capital, LP, Glenhill Capital Overseas Master Fund, LP and Glenhill Concentrated Long Absolute Fund, LP. This information is based on a report dated December 9, 2005 filed by Krevlin Advisors, L.L.C. with Canadian securities regulators under National Instrument 62-103.

      Notwithstanding the existence of a board representation agreement dating to March 1998 (the "Board Representation Agreement") pursuant to which The Serruya Family Trust, Michael Serruya, Aaron Serruya, Richard E. Smith, David M. Smith and David J. Stein agreed with each other to vote all of their respective shares of the Corporation, representing in the aggregate approximately 54.4% of the votes attaching to all outstanding shares of the Corporation, in favour of nominees proposed for election as directors, such parties have agreed pursuant to a voting agreement as of December 13, 2005 (the "Voting Agreement") that all nominations for membership on the board of directors of the Corporation (the "Board") made in the Corporation's management information circulars or otherwise will be made by the Corporate Governance Committee of the Board. For details relating to the Board Representation Agreement and the Voting Agreement, see "Election of Directors - Board Representation Agreement and Voting Agreement".

Advice To Beneficial Shareholders

      The information set forth in this section is of significant importance to holders of subordinate voting shares and multiple voting shares who hold their shares in "book-entry" form, meaning that they are held through brokers and nominees and not in their own name. Holders of shares who do not hold their shares in their own name (referred to in this circular as beneficial shareholders) should note that only proxies deposited by holders of shares whose names appear on the records of the Corporation as the registered holders of subordinate voting shares or multiple voting shares can be recognized and acted upon at the Meetings. If shares are listed in an account statement provided to a holder of shares by a broker, then in almost all cases those shares will not be registered under the name of the holder on the records of the Corporation. Such shares will more likely be registered under the name of the beneficial shareholder's broker, or an agent or nominee of that broker. Shares held by brokers or their agents and nominees can only be voted for, or withheld from voting, or voted against, any resolution, upon the instructions of the beneficial shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting the securities for their clients.

      Applicable Canadian regulatory policy requires intermediaries and brokers to seek voting instructions from beneficial shareholders in advance of a meeting of shareholders of the Corporation. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the Meetings. Often, the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of the proxy provided to registered holders of shares; however, its purpose is limited to instructing the registered holder of shares how to vote on behalf of the beneficial shareholder. A beneficial shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meetings, rather the proxy must be returned to the intermediary well in advance of the Meetings in order to have the shares voted.

BUSINESS TO BE CONDUCTED AT THE MEETING

Audited Financial Statements

      The Corporation's consolidated financial statements for the financial year ended August 31, 2005 and the report of the auditors thereon will be submitted to the Annual and Special Meeting. Receipt at the Annual and Special Meeting of the consolidated financial statements for the financial year ended August 31, 2005 and the auditor's report thereon will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

      The table below describes the people who have been nominated as directors and the voting securities that they own directly or indirectly. The articles of the Corporation provide that the Board shall consist of a minimum of 5 and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that, at the present time, there will be nine directors. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Annual and Special Meeting, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the annual meeting of shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the Corporation's constating documents and the Corporation's governing statute.

      Shares listed below include shares over which a director has or shares, directly or indirectly, voting or investment power.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Number of       Number of
                                                                                                       Multiple      Subordinate
                                                                                                         Voting         Voting
    Name, Position with the                       Principal Occupation and, if not at Present an         Shares         Shares
 Corporation and Municipality      Director     Elected Director, Occupation during the Past Five    Beneficially   Beneficially
       of Residence(1)               Since                          Years(1)                           Held(2)         Held(2)
--------------------------------------------------------------------------------------------------------------------------------
Robert E. Baker(4)(5)                2005    President of Puroast Coffee, Inc., a private company         -               -
Lead Director                                manufacturing low acid coffee.
Smyrna, Georgia, U.S.A.

--------------------------------------------------------------------------------------------------------------------------------
Beth L. Bronner(3)(5)                2005    Senior Vice President & Chief Marketing Officer of Jim       -               -
Director                                     Beam Brands Co., a division of Fortune Brands, Inc., a
Deerfield, Illinois, U.S.A.                  publicly traded leading consumer products company.

--------------------------------------------------------------------------------------------------------------------------------
Romeo DeGasperis(3)                  2000    Vice President Con-Drain Company Limited, a watermain        -               -
Director                                     and sewer contracting business.
Concord, Ontario, Canada

--------------------------------------------------------------------------------------------------------------------------------
William R. McManaman(3)               N/A    Business consultant. From March 2004 to January 2005,        -               -
Nominee for Director                         Senior Vice President and Chief Financial Officer of
La Grange, Illinois, U.S.A.                  First Health Group Corp., a national health-benefits
                                             services company. Prior thereto, Executive Vice
                                             President and Chief Financial Officer of Aurora Foods,
                                             Inc., a manufacturer, marketer and distributor of dry
                                             and frozen branded food products from 2002. Vice
                                             President, Finance and Chief Financial Officer of Dean
                                             Foods Company, a dairy products company, from 1995 to
                                             2000.
--------------------------------------------------------------------------------------------------------------------------------
Aaron Serruya                        1994    President and Chief Executive Officer of International  4,233,332(6)      56,149
Director                                     Franchise Corp.
Thornhill, Ontario, Canada

--------------------------------------------------------------------------------------------------------------------------------
Michael Serruya                      1994    Co-Chairman of the Corporation                          4,233,332(6)      56,000
Co-Chairman and Director
Thornhill, Ontario, Canada

--------------------------------------------------------------------------------------------------------------------------------
David M. Smith                       1998    Vice-Chairman and Chief Operating Officer of the          288,106            -
Vice-Chairman, Chief Operating               Corporation
   Officer and Director
Manhasset, New York, U.S.A.

--------------------------------------------------------------------------------------------------------------------------------
L. Joshua Sosland(4)(5)              2005    Vice Chairman of Sosland Publishing Co., a publisher         -             4,030
Director                                     of business-to-business periodicals for the
Kansas City, Missouri, U.S.A.                grain-based and food processing industries.

--------------------------------------------------------------------------------------------------------------------------------
David J. Stein                       1998    Co-Chairman, President and Chief Executive Officer of      45,138            -
Co-Chairman, President, Chief                the Corporation
   Executive Officer and
   Director
Southampton, New York, U.S.A.

--------------------------------------------------------------------------------------------------------------------------------

Notes:
1) Individual directors have provided information as to municipality of residence and principal occupation.
2) The individual directors have provided this information, not being within the knowledge of the Corporation.
3) Member of the Audit Committee. It is expected that Mr. McManaman will join the Audit Committee following his election at the Annual and Special Meeting.
4)    Member of the Compensation Committee.
5)    Member of the Corporate Governance Committee.
6) Includes 155,031 multiple voting shares held directly by The Serruya Family Trust and 4,078,301 multiple voting shares held by 1082272 Ontario Inc., a wholly-owned subsidiary of the The Serruya Family Trust.

Corporate Cease Trade Orders or Bankruptcies

      Michael Serruya, the Corporation's Co-Chairman, by virtue of his role as a director of Moneysworth & Best Shoe Care Inc., was subject to a cease trade order issued by the Ontario Securities Commission in June 2000 concerning Moneysworth & Best Shoe Care Inc. securities when Moneysworth failed to comply with certain continuous disclosure requirements. Moneysworth & Best Shoe Care Inc. filed for voluntary assignment into bankruptcy on July 11, 2000. The cease trade order is no longer in effect.

      William R. McManaman, a nominee for election as director at the Annual and Special Meeting, was the Executive Vice-President and Chief Financial Officer of Aurora Foods, Inc. ("Aurora") from April 2002 until March 2004. Aurora filed for voluntary assignment into bankruptcy under Chapter 11 on December 8, 2003. Aurora emerged from bankruptcy March 19, 2004 and merged the same day with Pinnacle Foods Corporation.

Penalties or Sanctions

      No proposed director has, during the ten years prior to the date hereof:

      (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

      (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

      No proposed director, has, during the ten years prior to the date thereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Board Representation Agreement and Voting Agreement

      Board Representation Agreement

      In connection with the acquisition on March 18, 1998 of Integrated Brands by a wholly-owned subsidiary of the Corporation, Messrs. Richard E. Smith, David
M. Smith and David J. Stein ("Integrated Brands Principal Shareholders") and Integrated Brands Inc., on the one hand, and the Corporation and The Serruya
Family Trust, 1082272 Ontario Inc., Michael Serruya and Aaron Serruya ("CoolBrands Principal Shareholders"), on the other hand, entered into the Board Representation Agreement.

      Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed to vote against: (i) the sale of all or substantially all of the Corporation's assets; (ii) a merger, consolidation or similar transaction involving the Corporation; or (iii) an amendment to the Memorandum of the Association and/or the Articles of Association of the Corporation which would adversely affect the rights of the Integrated Brands Principal Shareholders or the CoolBrands Principal Shareholders, unless the Integrated Brands Principal Shareholders and the CoolBrands Principal Shareholders agree in writing to vote for any such matters.

      Pursuant to the terms of the Board Representation Agreement, each of the CoolBrands Principal Shareholders and the Integrated Brands Principal
Shareholders agreed to certain restrictions relating to resales of voting securities of the Corporation. Subject to certain exemptions, until the first to occur of: (i) the termination of the Board Representation Agreement; or (ii) the 21st anniversary of the Board Representation Agreement; the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have each agreed not to sell any voting securities of the Corporation to an unrelated third party without the prior written consent of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, and to first offer such voting securities to the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, at the market price for such voting securities as of the date of the offer. Pursuant to the Board Representation Agreement, prior to any sale to a third party, any multiple voting shares must be converted to subordinate voting shares. In addition, the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed not to convert, or cause to be converted, any multiple voting shares into subordinate voting shares, without the prior written consent of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be. The CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have deposited with an escrow agent the multiple voting shares held by them.

      Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed not to accept an offer to sell any voting securities at a price in excess of the market price of the voting securities on the date of such offer, except: (i) sales made on The Toronto Stock Exchange ("TSX") or any other regional or national exchange, outside or inside Canada, on which such securities are regularly traded; (ii) to another principal shareholder; or (iii) pursuant to an offer made proportionately and at the same price to all other shareholders of the Corporation.

      The Board Representation Agreement may be terminated: (i) by the CoolBrands Principal Shareholders in the event that the Integrated Brands Principal Shareholders are the beneficial owners, in the aggregate, of fewer than 750,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities); and (ii) by the Integrated Brands Principal Shareholders, in the event the CoolBrands Principal Shareholders are the beneficial owners, in the aggregate, of fewer than 1,500,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities).

      Voting Agreement

      Notwithstanding the Board Representation Agreement, Aaron Serruya, Michael Serruya, David Smith and David Stein, and entities affiliated with them (collectively, the "Management MVS Holders"), have each entered into the Voting Agreement with the Corporation pursuant to which they each agreed to vote all of the shares that they beneficially own or control in favour of the Continuance Resolution (as defined below) and in favour of the Share Capital Restructuring Resolution (as defined below). Further notwithstanding the Board Representation Agreement, the parties to the Voting Agreement agreed pursuant to the terms of the Voting Agreement, the Management MVS Holders have agreed that (i) the Board Representation Agreement shall be terminated on the date on which articles of amendment in respect of the Share Capital Restructuring have become effective; and (ii) from the date of the Voting Agreement until the termination of the Board Representation Agreement, all nominations for membership on the Board made in the Corporation's management information circulars or otherwise will be made by the Corporate Governance Committee of the Board.

                 SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING

1.    Continuance  under the Canada Business  Corporations Act / Adoption of New
      By-Law

      Shareholders will be asked at the Meeting to consider, and, if deemed advisable, to pass a resolution (the "Continuance Resolution"), the text of which is set out in Schedule B to this circular, authorizing the continuance of the Corporation (the "Continuance") from the Companies Act (Nova Scotia) (the "NSCA") to the Canada Business Corporations Act (the "CBCA"), subject to receipt of all necessary regulatory approvals. If the Continuance Resolution is passed and the requisite filings made in order to effect the Continuance, the Corporation will continue its corporate existence governed by the laws of the CBCA rather than the NSCA.

Reason for the Continuance

      The primary impetus for the Continuance is to permit the Corporation to be governed by the CBCA, a more modern statute than the NSCA. A brief overview of some of the key differences in terms of shareholder rights between the two statutes follows.

Summary Comparison of Shareholder Rights

      In the event that shareholders approve the Continuance and the Continuance is effected under the CBCA, the Corporation will be treated as if it had been incorporated under the federal laws of Canada, rather than under the NSCA which now governs the

Corporation's affairs. The relevant provisions of the CBCA are similar to those of the NSCA and, accordingly, the fundamental rights of the Corporation's shareholders, the rights, powers and obligations of the directors and the power and authority of the Corporation will not significantly change as a result of the Continuance. However, there are some material differences between the NSCA and the CBCA.

      The following is a summary of some of the material differences between the NSCA and the CBCA. This summary is not intended to be exhaustive and shareholders should consult their own legal advisors regarding implications of the Continuance which may be of particular importance to them.

      Special Resolutions

      A resolution is deemed to be a "special resolution" under the NSCA when it has been passed by a majority of not less than three-fourths of such shareholders entitled to vote as are present in person or by proxy at any general meeting and such resolution has been confirmed by a majority of such shareholders entitled to vote as are present in person or by proxy at a subsequent confirmatory meeting held at an interval of not less than 14 days, and not more than one month, from the date of the first meeting. Alternatively, a resolution which has been unanimously passed by all of the shareholders of a company shall be deemed to be a special resolution.

      Under the CBCA, subject to such greater number as may be provided in the articles, a special resolution means a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the that resolution. Alternatively, a resolution which has been unanimously passed by all of the shareholders of a corporation shall be deemed to be a special resolution.

      Fundamental Changes

      A special resolution is required under the NSCA for a company to effect fundamental changes, including altering its memorandum of association or articles of association, increasing its authorized capital in certain ways or sub-dividing, consolidating or changing its shares, purchasing its own shares other than redeemable shares, being wound-up voluntarily, changing its name or, with court approval, reducing its paid-up capital or being amalgamated.

      A special resolution is required under the CBCA in order that a corporation amend its articles, approve a voluntary liquidation, dissolution, amalgamation, arrangement, extraordinary sale or continuance.

      Under both the NSCA and the CBCA, class votes may be required in connection with certain fundamental changes. Under both statutes, the vote must be by a majority of not less than two-thirds of the votes cast by shareholders of the class who vote in respect of that resolution. Both statutes provide for class voting in similar circumstances although under the NSCA, class vote rights arise even where the holders of the class are not treated differently than others in respect of the matter at issue.

      Authorized Capital

      Under the NSCA, the memorandum of association must state the number of shares a company is authorized to issue. Under the CBCA, the articles may provide for the issuance of an unlimited number of shares.

      Share Purchase

      Under the NSCA, a company is permitted to purchase, or otherwise acquire its shares, subject to certain solvency tests and certain exceptions, only upon authorization of the shareholders of the company by special resolution. Under the CBCA, a corporation is permitted to purchase, or otherwise acquire its shares subject to its articles and certain solvency tests, without shareholder approval.

      Board of Directors

      The NSCA imposes no restrictions on the composition of a company's board of directors or on the means by which persons are elected or appointed to the board and the NSCA does not require companies to have audit committees. In the case of the Corporation, directors are to be elected by motion carried by at least two-thirds of the votes entitled to be cast on such motion and any motion to elect a director which is not carried by such majority shall be considered not to have been carried.

      Under the CBCA, at least 25% of a corporation's directors must be Canadians. In addition, an "offering corporation" must have an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the corporation or any of its affiliates. The directors of a CBCA corporation are elected by a majority vote of shareholders.

      Both the NSCA and CBCA provide for the removal of a director. Under the NSCA, a director may be removed by special resolution. This differs from the requirement under the CBCA where a director may be removed by ordinary resolution at a special meeting of shareholders.

      Amending Capital

      Under the NSCA, capital is amended by passing a special resolution or, in the case of a decrease in authorized capital and certain other changes, by ordinary resolution of the shareholders which is effective immediately; only notice must be provided to the Office of the Registrar of Joint Stock Companies, through filing a copy of the resolution in most cases or, where no special resolution is required, by other written notice.

      Under the CBCA, capital is amended by filing articles of amendment subsequent to the passing of a special resolution.

      Ability to Pay Dividends

      The common law tests applicable in Nova Scotia allow payment of dividends in certain circumstances where dividends could not be paid because of the solvency test in the CBCA.

      Guarantees or Other Financial Assistance

      No restrictions exist under the NSCA upon a company giving guarantees or providing other financial assistance except where the shares of the company itself are being purchased, in which case financial assistance is restricted. The CBCA provides that subject to the articles and by-laws, the directors of a corporation may give a guarantee on behalf of the corporation to secure performance of an obligation to any person.

      Directors' Liability

      Directors' liability provisions in the NSCA are limited and generally only apply where directors knowingly involve themselves in unlawful activities of the company. A number of provisions in the CBCA impose liability on directors, including liability for certain wages due by a corporation.

      Ability of Shareholders to Require Investigation of the Company

      Under the CBCA, any shareholder may apply to the court for an order directing an investigation to be made of the corporation, whereas under the NSCA not less than 10% of the shareholders may apply to the Governor-in-Council to appoint inspectors to investigate the affairs of the company.

Articles of Continuance

      If the Continuance is approved by shareholders, the Corporation intends to file with the Director under the CBCA articles of continuance.

Adoption of New By-Law

      The Board of Directors of the Corporation has passed a resolution adopting, upon the effective date of the Continuance, By-Law No. 1 of the Corporation in the form attached as Schedule G to this circular (the "CBCA By-Law"). As a Nova Scotia company, the Corporation's constating documents currently consist of a memorandum of association and articles of association. Therefore, while the Corporation does not currently have a by-law which the CBCA By-Law will repeal and replace, the CBCA By-Law contains provisions similar to some of those in the Corporation's current articles of association, including provisions relating to, among other things, directors, officers, and shareholder meetings. If the Continuance is approved, the CBCA By-Law will be adopted as a by-law of the Corporation.

Votes Required to Pass the Continuance Resolution

      In order to approve the Continuance, the Continuance Resolution in the form attached as Schedule B must be approved at the Meeting by (i) not less than 75% of the votes cast by shareholders who attend the Meeting, in person or by proxy, and (ii) by not less than 66 2/3% of the votes cast by each class of shareholders who attend the meeting, in person or by proxy. The Continuance must also be confirmed by a majority of the votes cast by shareholders who attend the Confirmatory Meeting, present in person or by proxy. The Board of Directors unanimously recommends that shareholders vote in favour of the Continuance Resolution. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CONTINUANCE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.

      As noted above, the Management MVS Holders have agreed to vote all of the shares that they beneficially own or control in favour of the Continuance Resolution. As at the date hereof, the Management MVS Holders beneficially own or control, directly or indirectly, an aggregate of 5,986,043 multiple voting shares and 120,449 subordinate voting shares.

      The Continuance Resolution provides that the Board of Directors is authorized, in its sole discretion, to abandon the application for a certificate of continuance, or determine not to proceed with the Continuance, without further approval of the Corporation's shareholders. In particular, the Board of Directors may determine not to present the Continuance Resolution to the Meeting or, if the Continuance Resolution is presented to the Meetings and approved, may determine not to proceed with completion of the Continuance and filing the articles of continuance under the CBCA.

      If the Continuance is approved, the CBCA By-Law will be adopted as a by-law of the Corporation. See Schedule G for the full text of the CBCA By-Law.

Right to Dissent

      In this section, a reference to a shareholder means a registered holder of shares. Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of the shares is entitled to dissent.

      The NSCA provides shareholders with a statutory right to dissent from certain resolutions of a company which effect fundamental corporate changes. Specifically, shareholders may dissent from the Continuance Resolution or the Confirmatory Resolution by exercising their right of dissent pursuant to section 2 of the third schedule of the NSCA (the "Third Schedule"). In general, any shareholder who dissents from the Continuance Resolution or the Confirmatory Resolution in compliance with the Third Schedule will be entitled, in the event the Continuance Resolution is confirmed and the Continuance becomes effective, to be paid by the Corporation the fair value of the shares held by such dissenting shareholder determined as of the close of business on the day before the resolution approving the Continuance is deemed adopted. A shareholder need not have dissented at the Meeting in order to be able to dissent at the Confirmatory Meeting.

      The dissent provisions under the NSCA provide that a shareholder may only make a claim thereunder with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right to dissent under the dissent procedures in respect of shares that are registered in that holder's name.

      A shareholder who wishes to dissent from the Continuance Resolution or the Confirmatory Resolution must provide written notice of his or her dissent or a written objection to such resolution (each a "Notice of Dissent") to the Corporation by depositing such Notice of Dissent with the Secretary of the Corporation at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada, L3R 9Y7, to arrive at or before the Meeting in the case of the Continuance Resolution or at or before the Confirmatory Meeting in the case of the Confirmatory Resolution.

      The filing of a Notice of Dissent does not deprive a shareholder of the right to vote at the Meeting or the Confirmatory Meeting; however, a shareholder who has submitted a Notice of Dissent in respect of the Continuance Resolution or the Confirmatory Resolution who then votes in favour of such resolution will no longer be considered a dissenting shareholder with respect to that class of shares voted in favour of such resolution. The Corporation will not assume that a vote against the Continuance Resolution or the Confirmatory Resolution or an abstention constitutes a Notice of Dissent. However, a shareholder need not vote his or her shares against either such resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of either such resolution does not constitute a Notice of Dissent; however, any proxy granted by a shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Continuance Resolution or the Confirmatory Resolution, as the case may be, should be validly revoked (see "Appointment and Revocation of Proxies") in order to prevent the proxy holder from voting such securities in favour of such resolution and thereby causing the shareholder to forfeit his or her right to dissent.

      The Corporation is required, within 10 days after the Continuance Resolution is unanimously passed or confirmed at the Confirmatory Meeting, as the case may be, to notify each of the dissenting shareholders that the Continuance Resolution and the Confirmatory Resolution have been unanimously passed or confirmed at the Confirmatory Meeting, as the case may be. Such notice is not required to be sent to any shareholder who voted in favour of the resolution from which he or she submitted a Notice of Dissent nor to any shareholder who has withdrawn his or her Notice of Dissent.

      A dissenting shareholder who has not withdrawn his or her Notice of Dissent must then, within 20 days after receipt of notice that the Continuance Resolution or the Confirmatory Resolution, as the case may be, from which he or she dissented, as the case may be, has been adopted or, if the dissenting shareholder does not receive such notice, within 20 days after he or she learns that such resolution has been adopted, send to the Corporation a written notice (a "Demand for Payment"), containing his or her name and address, the number of shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending a Demand for Payment, the dissenting shareholder must send to the Corporation or its transfer agent the certificates representing the shares in respect of which he or she dissents. A dissenting shareholder who fails to send certificates representing the shares in respect of which he or she dissents forfeits his or her right to dissent. The Corporation or its transfer agent will endorse on any share certificate received from a dissenting shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the dissenting shareholder.

      After sending a Demand for Payment, a dissenting shareholder ceases to have any rights as a holder of the shares in respect of which the shareholder has dissented other than the right to be paid the fair value of such shares as determined under the dissent procedures, unless (i) the dissenting shareholder withdraws the Demand for Payment before the Corporation makes an offer to pay (the "Offer to Pay"); (ii) the Corporation fails to make a timely Offer to Pay to the dissenting shareholder and the dissenting shareholder withdraws his or her Demand for Payment; or (iii) the Continuance does not proceed in which case the dissenting shareholder's rights as a shareholder are reinstated as of the date he or she sent the Demand for Payment and the shareholder will be entitled to receive his or her shares back.

      The Corporation is required, not later than 7 days after the later of the Effective Date or the date on which the Corporation receives a Demand for Payment from a dissenting shareholder, to send such dissenting shareholder an Offer to Pay for his or her shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every Offer to Pay must be on the same terms. The Corporation must pay for the shares of a dissenting shareholder within 10 days after an Offer to Pay has been accepted by such dissenting shareholder, but any such offer lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

      If the Corporation fails to make an Offer to Pay for a dissenting shareholder's shares or if a dissenting shareholder fails to accept an Offer to Pay which has been made, the Corporation may, within 50 days after the Effective Date or within such further period as a court may allow, apply to the court to fix a fair value for the shares of dissenting shareholders. If the Corporation fails to apply to the court, a dissenting shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A dissenting shareholder is not required to give security for costs in such an application.

      Upon an application to the court, all dissenting shareholders whose shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the court, and the Corporation will be required to notify each affected dissenting shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to the court, the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court will then fix a fair value for the shares of all dissenting shareholders. The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of all dissenting shareholders. The final order of the court will be rendered against the Corporation in favour of each dissenting shareholder and for the amount of the fair value of his or her shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the Effective Date until the date of payment.

      Please note that the foregoing is only a summary of the dissent procedures under the NSCA, which are technical and complex. A complete copy of Section 2 of the Third Schedule, which provides the full text of the dissent rights under the NSCA, is attached to this circular as Schedule F. It is recommended that any shareholder wishing to avail himself or herself of his or her dissent rights under the dissent procedures of the NSCA seek legal advice as failure to comply strictly with the provisions of the NSCA may prejudice the right of dissent.

2.    Special Resolution Authorizing Restructuring of Share Capital

      The Corporation's authorized capital consists of 200,000,000 subordinate voting shares and 200,000,000 multiple voting shares of which, as at the date hereof, there are 6,027,864 multiple voting shares and 50,005,069 subordinate voting shares issued and outstanding.

      The Board has determined that it would be in the best interests of the shareholders to simplify its share capital structure by (1) creating a new class of shares unlimited in number and designated as common shares ("Common Shares"),
(2) changing each issued and outstanding subordinate voting share and each multiple voting share into one Common Share, (3) cancelling all authorized and unissued subordinate voting shares and multiple voting shares in the capital of the Corporation, and (4) removing all of the rights, privileges, restrictions and conditions attaching to the subordinate voting shares and multiple voting shares such that the authorized capital consists of an unlimited number of Common Shares.

      In light of the extraordinary events facing the Corporation during fiscal 2005, including the loss of the Weight Watchers product line and the untimely passing of former Co-Chairman and Co-Chief Executive Officer Richard E. Smith, the Corporation has determined that the immediate continuation of its dual class structure is desirable, in order to provide the Corporation with some stability during the time when it refocuses its business plan and strategy. Accordingly, the Corporation and the principal holders of the multiple voting shares have determined that the appropriate date at which to effect the Share Capital
Restructuring is May 31, 2007, subject to the discretion granted to the independent directors of the Corporation to effect the change earlier than May 31, 2007. Unless circumstances change, the independent directors currently do not intend to exercise this discretion. However, the Board has determined to seek the requisite shareholder approval at this time, so that the Share Capital Restructuring can be effected automatically on May 31, 2007 (or earlier at the decision of the independent directors) without further corporate approvals required.

      If the Share Capital Restructuring Resolution is passed and upon the effective date of the articles of amendment, each holder of subordinate voting shares and/or multiple voting shares, as the case may be, will then hold one (1) Common Share for each subordinate voting share and/or each multiple voting share previously held. The Corporation will adopt a new form of certificate representing the Common Shares. Although the current certificates representing the subordinate voting shares and the multiple voting shares will continue to represent the Common Shares, shareholders will be entitled to replace their subordinate voting share certificates and multiple voting share certificates for Common Share certificates upon surrendering their certificates and providing such other documentation as may be required by the Corporation to Equity
Transfer Services Inc., the transfer agent of the Corporation. Forthwith following the effective date of the articles of amendment in respect of the Share Capital Restructuring, the Corporation will send to each shareholder a form providing details on how to exchange certificates representing subordinate voting shares and/or multiple voting shares for certificates representing Common Shares.

Votes Required to Pass the Share Capital Restructuring Resolution

      In order to approve the Share Capital Restructuring Resolution which is attached as Schedule D, it must be approved at the Meeting by (i) not less than 75% of the votes cast by shareholders who attend the Meeting, in person or by proxy, and (ii) by not less than 66 2/3% of the votes cast by each class of shareholders who attend the meeting, in person or by proxy. The Share Capital Restructuring Resolution must also be confirmed by a majority of the votes cast by shareholders who attend the Confirmatory Meeting, present in person or by proxy. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE SHARE CAPITAL RESTRUCTURING RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.

      As noted above, each of the Management MVS Holders have agreed to vote all of the shares that they beneficially own or control in favour of the Share Capital Restructuring Resolution. As at the date hereof, the Management MVS Holders beneficially own or control, directly or indirectly, an aggregate of 5,986,043 multiple voting shares and 120,449 subordinate voting shares.

Termination of Trust Agreement

      On March 18, 1998, Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, 1082272, the Serruya Trust, Yogen Fruz Worldwide Incorporated and the Chase Manhattan Bank entered into a trust agreement (the "Trust Agreement"). The Trust Agreement governs the voting, transfer and conversion of the Multiple Voting Shares. The parties to the Voting Agreement have agreed that the Trust Agreement be terminated on the date that the Share Capital Restructuring is effective. A copy of the Trust Agreement is available on the Internet at www.sedar.com.

Termination of Board Representation Agreement

      The parties to the Voting Agreement have also agreed that the Board Representation Agreement be terminated on the date that the Share Capital Restructuring is effective.

                       STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

      The following table sets forth all compensation earned for the years ended August 31, 2005, August 31, 2004 and August 31, 2003 by the Corporation's Co-Chief Executive Officers, its Chief Financial Officer and the Corporation's next three highest paid executive officers whose salary and bonus during the fiscal year ended August 31, 2005 was equal to or greater than $150,000 (collectively, the "Named Executive Officers"). Amounts are in U.S. dollars, except for amounts related to Michael Serruya and Aaron Serruya which are stated in Canadian dollars.

                           Summary Compensation Table


                                                                                   Long-Term
                                             Annual Compensation                  Compensation
                                             -------------------                  ------------
                        Year                                    Other Annual     Securities Under        All Other
      Name and          Ended        Salary           Bonus    Compensation(1)  Options Granted(2)     Compensation(3)
 Principal Position   August 31        ($)             ($)          ($)                (#)                   ($)
------------------------------------------------------------------------------------------------------------------------
Richard E. Smith         2005         (4)               -             -                 -                     -
Co-Chairman &            2004         (4)               -         8,350,678          709,983                  -
Co-Chief Executive       2003         (4)               -             -              225,000                  -
    Officer(4)

------------------------------------------------------------------------------------------------------------------------
David J. Stein           2005       520,000             -            7,571                                2,100
President, Chief         2004       490,000          60,000       10,604,365         709,983              1,950
Executive Officer        2003       326,442          60,000          7,571           225,000              1,820

------------------------------------------------------------------------------------------------------------------------
Gary P. Stevens          2005       185,000          50,000        134,363                                1,958
Chief Financial          2004       145,800          20,000         10,363              -                 1,312
    Officer              2003       145,800          20,000         10,363            20,000              1,604

------------------------------------------------------------------------------------------------------------------------
Michael Serruya          2005     CAD$420,000           -        CAD$59,588
Co-Chairman              2004     CAD$408,461           -       CAD$4,695,312      CAD$599,275                -
                         2003     CAD$320,000           -         CAD$26,031       CAD$191,666                -

------------------------------------------------------------------------------------------------------------------------
Aaron Serruya            2005     CAD$420,000           -         CAD$30,222                                  -
Secretary(5)             2004     CAD$408,461           -       CAD$4,700,550      CAD$599,275                -
                         2003     CAD$320,000           -         CAD$31,269       CAD$191,666                -

------------------------------------------------------------------------------------------------------------------------
J. Leo Glynn             2005       245,577          92,000         16,000          100,000                   -
President, Eskimo        2004       230,000          39,100         16,000              -                     -
    Pie Frozen           2003        17,692             -             -              50,000                   -
    Distribution
    Inc.

------------------------------------------------------------------------------------------------------------------------

Notes:
1) These amounts also include the difference in value between the exercise price of options and the fair market value of the shares at the time of purchase, for options exercised in the fiscal years ended August 31, 2004 and 2005. Certain amounts are paid in U.S. dollars, and have been converted for purposes of the table presentation based upon U.S.$1.00 purchasing CAD$1.2040 and CAD$1.3166 at August 31, 2005 and 2004, respectively.
2) Options to purchase subordinate voting shares granted pursuant to the Corporation's stock option plan.
3) These amounts represent the Corporation's contribution to employee's 401K plans.
4) Mr. Richard E. Smith, the former Co-Chairman and Co-Chief Executive Officer of the Corporation who passed away on January 29, 2005, was paid by Calip Dairies, Inc. ("Calip") (an ice cream distributor owned then by Mr. Richard E. Smith and members of his family) pursuant to the terms of a management agreement effective July 1, 2003 between Calip and Integrated Brands. Calip received a fixed fee of $1,300,000 per year for providing a variety of management services, including making available Mr. Richard Smith for the positions of Co-Chairman and Co-Chief Executive Officer of the Corporation. The management agreement was terminated following the passing of Mr. Smith on January 29, 2005. The fees paid to Calip in fiscal 2005 prior to its termination amounted to $542,000.
5) Mr. Aaron Serruya resigned from the position of Executive Vice President of the Corporation in connection with sale by the Corporation in December 2005 of its franchise division to International Franchise Corp., a company controlled by Mr. Aaron Serruya.

Option Grants During The Most Recently Completed Financial Year

      The following table sets forth the grants of options made to Named Executive Officers during the most recently completed financial year.

                                                                      Market Value of
                  Securities                                            Securities
                     Under        % of Total                            Underlying
                    Options    Options Granted                        Options on Date
                    Granted    to Employees In   Exercise or Base       of Grant
     Name           (#)(1)       Fiscal Year     Price ($/Security)    ($/Security)     Expiration Date
-------------------------------------------------------------------------------------------------------
Gary P. Stevens    75,000(2)        7.3                  4.03              4.03           June 7, 2015
-------------------------------------------------------------------------------------------------------
J. Leo Glynn      100,000(2)        9.7                  4.03              4.03           June 7, 2015
-------------------------------------------------------------------------------------------------------

Notes:
1)    Options granted were to purchase subordinate voting shares.

2) Options vest as to 33% on the date of the grant and 33% on subsequent anniversary dates.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

      The following table sets out details of the exercise of stock options during the financial year ended August 31, 2005 by the Named Executive Officers and the financial year-end values of unexercised options held, on an aggregate basis.

                    Shares                                                      Value of Unexercised
                  Acquired on   Aggregate Value       Unexercised Options       in-the-Money Options
                   Exercise        Realized       Exercisable/Unexercisable   Exercisable/Unexercisable
     Name             (#)            ($)                    (#)                          ($)(1)
-------------------------------------------------------------------------------------------------------
David J. Stein         -               -                  709,983/NIL                    NIL/NIL
-------------------------------------------------------------------------------------------------------
Gary P. Stevens      20,000         124,000              34,000/87,000                9,250/44,250
-------------------------------------------------------------------------------------------------------
Michael Serruya        -               -                  599,275/NIL                    NIL/NIL
-------------------------------------------------------------------------------------------------------
Aaron Serruya          -               -                  599,275/NIL                    NIL/NIL
-------------------------------------------------------------------------------------------------------
J. Leo Glynn           -               -                 53,333/96,667                   NIL/NIL
-------------------------------------------------------------------------------------------------------

Note:
1) Market value of underlying subordinate voting shares as at August 31, 2005, being CAD$3.00 minus the exercise price of the options.

Termination of Employment, Change in Responsibilities and Employment Contracts

      Integrated Brands, a wholly owned subsidiary of the Corporation, has entered into an employment agreement with David J. Stein, which was amended in fiscal 2003. The amended agreement provides for an annual salary of $520,000 in calendar 2005, and provides for an annual $20,000 increase in each calendar year through 2013, and for an annual salary of $700,000 in any calendar year subsequent to 2013. The contract also provides for annual bonuses at the discretion of the Board. No bonus was paid in fiscal 2005 under the employment agreement. The agreement may be terminated after December 31, 2013, with or without cause, on 90 days' notice. In the event that the agreement is terminated by Integrated Brands after December 31, 2013 without cause, Integrated Brands must pay Mr. Stein a severance amount equal to 36 months salary at the annual rate in effect as of the date of termination. The obligations of Integrated Brands under the agreement are guaranteed by the Corporation.

      The Corporation has entered into five-year employment agreements with Michael Serruya dated April 9, 1999, which was amended in fiscal 2004. The amended agreement provides for a base salary of CAD$420,000 per annum, increasing by the rate of inflation annually on the anniversary of the employment agreement, and a bonus of up to CAD$100,000 per year, paid on the anniversary of the employment agreement, determined as follows: (A) 50% of such bonus based on earnings of the Corporation; and (B) 50% of such bonus based on reasonable standards of personal performance and earnings performance of the Corporation. The employment agreement provides for a severance payment in the amount of CAD$500,000 to be made to Mr. Serruya on the termination for any reason of the employment agreement or on the failure of the Corporation to renew the employment agreement upon the expiration of its term. In fiscal 2005, the base salary for Mr. Serruya was CAD$420,000. No bonus was paid for in fiscal 2005 under the employment agreement.

Composition of the Compensation Committee

      During the most recently completed financial year, the Compensation Committee was comprised of the following three independent directors: L. Joshua Sosland (Chair), Arthur Waldbaum and Robert E. Baker.

Report on Executive Compensation

      The Compensation Committee (the "Committee") is, at present, composed of three independent directors. The Committee was reconstituted with independent directors on April 1, 2005 and held one meeting in the last fiscal year and an additional four meetings from September 1, 2005 until January 11, 2006.

      The Committee's primary function is to assist the Board in fulfilling its responsibilities by overseeing the Corporation's compensation of senior officers and preparing an annual report on executive compensation for the Board and for inclusion in the Corporation's annual proxy circular. Specific responsibilities of the Committee include:

      (1) in consultation with senior management of the Corporation, establishing the Corporation's compensation policies and/or practices, seeking to ensure such policies and practices are designed to recognize and reward performance and establish a compensation framework which is industry competitive, and which results in the creation of shareholder value over the long-term;

      (2) reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of these goals and objectives, and setting the Chief Executive Officer's total compensation level based on this evaluation and other factors as the Committee deems appropriate and in the best interests of the Company;

      (3) reviewing the evaluation of other senior officers' performance and setting the compensation of these senior officers, based on their evaluations and other factors as the Committee deems appropriate and in the best interests of the Corporation;

      (4)   overseeing  the  Corporation's   incentive  compensation  plans  and
            equity-based plans;

      (5) reviewing and recommending to the Board the compensation of the members of the Board, including any annual retainer, committee membership fees, meeting fees, and other benefits conferred upon the directors; and

      (6) reviewing the Committee's charter and recommending to the Board changes to it, as considered appropriate from time to time.

      The executive compensation policies of the Corporation are designed with the objective of attracting and retaining qualified executives by providing compensation packages which are competitive within the marketplace and by compensating them in a manner that encourages individual performance consistent with shareholder expectations. The Corporation's philosophy is to reward both adequately and competitively its executives for their short-term compensation. Base salaries and salary ranges for each position are determined by evaluating the responsibilities of each executive's position as well as the experience and knowledge of the individual. The above are periodically reviewed and adjusted accordingly. Individual salary increases to executives within the set ranges take into account their current performance against expected targets, overall contribution to the Corporation and market conditions. Base salary levels for all executive officers (excluding those officers who are subject to long-term employment agreements) are determined based upon performance, and are intended to achieve the following objectives:

      (a) to attract and retain executives and senior management required for the success of the Corporation;

      (b)   to motivate performance;

      (c) to provide fair and competitive compensation commensurate with an individual's experience and expertise; and

      (d) to reward individual performance and contribution to the achievement of the Corporation's objectives.

      The cash compensation paid by the Corporation to Mr. David J. Stein, the Chief Executive Officer, is set through an employment agreement, which is described above. The Committee assesses the performance of Mr. David J. Stein on an annual basis when awarding bonuses pursuant to his employment agreement.

      There is no pension plan of the Corporation in which executive officers or other employees may participate.

      Submitted on behalf of the Compensation Committee: L. Joshua Sosland, Arthur Waldbaum and Robert E. Baker.

Performance Graph

      On August 31, 2005, the closing price of a subordinate voting share of the Corporation on The Toronto Stock Exchange was CAD$3.00 per subordinate voting share. The following graph compares the Corporation's cumulative total shareholder return from September 1, 2000 to August 31, 2005 with cumulative returns of the S&P/TSX Composite and the TSX Consumer Products Index for the same period.

                               [PERFORMANCE GRAPH]

                           Relative Performance Graph


                              S&P/TSX    Consumer
                             Composite    Staples     COB.SV.A

                     Aug-00     100         100         100
                     Sep-00      91         107          89
                     Oct-00      92         114          80
                     Nov-00      89         120          63
                     Dec-00      87         120          61
                     Jan-01      83         113         106
                     Feb-01      79         122         110
                     Mar-01      76         124          90
                     Apr-01      74         125          93
                     May-01      73         127         127
                     Jun-01      70         129         145
                     Jul-01      69         137         153
                     Aug-01      69         142         155
                     Sep-01      61         147         127
                     Oct-01      61         141         118
                     Nov-01      66         147         216
                     Dec-01      68         152         241
                     Jan-02      68         154         279
                     Feb-02      68         164         316
                     Mar-02      70         173         386
                     Apr-02      68         179         390
                     May-02      68         184         433
                     Jun-02      64         177         493
                     Jul-02      59         164         466
                     Aug-02      59         166         510
                     Sep-02      55         164         492
                     Oct-02      56         161         407
                     Nov-02      58         156         370
                     Dec-02      59         154         370
                     Jan-03      58         152         355
                     Feb-03      58         149         341
                     Mar-03      56         148         497
                     Apr-03      59         152         544
                     May-03      61         164         652
                     Jun-03      62         167         928
                     Jul-03      65         170       1,137
                     Aug-03      67         168       1,210
                     Sep-03      66         167       1,099
                     Oct-03      69         175       1,277
                     Nov-03      70         172       1,148
                     Dec-03      73         183       1,169
                     Jan-04      76         179       1,514
                     Feb-04      78         182       1,748
                     Mar-04      76         182       1,577
                     Apr-04      73         176       1,555
                     May-04      75         181       1,662
                     Jun-04      76         183       1,510
                     Jul-04      75         180         827
                     Aug-04      74         176         700
                     Sep-04      77         183         638
                     Oct-04      79         184         466
                     Nov-04      80         194         582
                     Dec-04      82         200         629
                     Jan-05      82         207         531
                     Feb-05      86         211         615
                     Mar-05      85         210         617
                     Apr-05      83         210         397
                     May-05      85         212         281
                     Jun-05      88         211         284
                     Jul-05      93         212         219
                     Aug-05      96         213         207

Compensation of Directors

      Non-independent Directors of the Corporation did not receive any fees and/or any other type of compensation in fiscal 2005 for acting as such. Independent directors each received a $25,000 retainer and $2,000 for each board or committee meeting attended in person and $250 for each board or committee meeting attended via telephone. In respect of fiscal 2006, the Lead Director, Robert E. Baker, receives a retainer of $50,000. Directors also received a $5,000 retainer ($10,000 in the case of the Chair of each committee) for being a member of a committee. Each independent director also received 10,000 stock options during the fiscal year ended August 31, 2005.

Directors' And Officers' Liability Insurance

      The Corporation carries directors' and officers' liability insurance coverage with an annual policy limit of $10,000,000, subject to a deductible of $250,000 per claim plus additional umbrella coverage of $10,000,000. The premium paid for the renewal of the coverage during the fiscal year ended August 31, 2005 was $143,640, all of which was paid by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

      The Corporation has three equity compensation plans: a stock option plan established in 1998 (the "1998 Stock Option Plan"), a plan established in 1994 (the "Predecessor Plan"), and the 2002 Stock Option Plan, as amended (the "2002 Stock Option Plan"). The Predecessor Plan, the 1998 Stock Option Plan and the 2002 Stock Option Plan have each been approved by the shareholders of the Corporation, or its predecessor corporate entities. The following table provides aggregated information as of August 31, 2005 with respect to these plans.

                                      Number of Common Shares       Weighted Average      Number of Securities
                                     to be Issued Upon Exercise    Exercise Price of     Remaining Available for
                                       of Outstanding Options,    Outstanding Options,    Future Issuance under
Plan Category                            Warrants and Rights      Warrants and Rights    Equity Compensation Plans
---------------------------------------------------------------------------------------------------------------
Equity Compensation Plans Approved
by Securityholders                          3,917,000                   $14.89                   452,985

---------------------------------------------------------------------------------------------------------------
Equity Compensation Plans Not
Approved by Securityholders                    N/A                       N/A                       N/A

---------------------------------------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      No individual who was a director, executive officer or senior officer of the Corporation at any time during the fiscal year ended August 31, 2005, or any associate or affiliate thereof, was indebted to the Corporation. As of the date of this Information

Circular, no officers, directors or employees of the Corporation or their associates were indebted to the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

      The Board is focused on new threshold regulatory standards of corporate governance as well as best practices that go beyond the requirements mandated by regulation.

      On June 30, 2005 the Canadian Securities Administrators ("CSA") implemented National Policy 58-201 - Corporate Governance Guidelines (the "Policy") and National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Instrument"). Together, the Policy and the Instrument replaced the corporate governance guidelines of the Toronto Stock Exchange and provide mandated disclosure under the Instrument, as well as best practices under the Policy.

      To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

            o     Code of Business Conduct

            o     Audit Committee Charter

            o     Corporate Governance Committee Mandate

            o     Compensation Committee Mandate

            o     Terms of Reference for the Co-Chairs of the Board of Directors

            o Terms of Reference of the Lead Director of the Board of Directors

      The  text  of  these   documents   can  be   found  on  our   website   at
www.coolbrandsinc.com and are available in print to any shareholder who requests them.

      Our current governance practices are substantially in compliance with the Instrument and Policy. Set out in Schedule A is a discussion of our practices.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

      No director or executive officer of the Corporation or a subsidiary, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all outstanding voting securities of the Corporation has had any interest, direct or indirect, in any material transaction involving the Corporation or a subsidiary since the commencement of the Corporation's most recently completed financial year that has materially affected or will materially affect the Corporation other than:

      (a) 701587 Ontario Ltd., a corporation whose sole shareholder is The Serruya Family Trust, a significant shareholder of the Corporation, routinely entered into leases with commercial landlords for the premises used by the Corporation's Canadian franchisees and sublets such premises to such franchisees. 701587 Ontario Ltd. did not earn any fees or premium on such leases. Subsequent to the year ended August 31, 2005, the Corporation sold substantially all of its franchising division;

      (b) The Corporation sold substantially all of its franchising division on December 23, 2005 to International Franchise Corp., a company controlled by Mr. Aaron Serruya, the Secretary and a director of the Corporation, for cash consideration of $8 million;

      (c) Integrated Brands, a wholly owned subsidiary of the Corporation, has entered into a distribution agreement with Calip, a company controlled by David M. Smith, the Vice-Chairman and Chief Operating Officer of the Corporation. Pursuant to the agreement, Integrated Brands has appointed Calip as its exclusive distributor for any ice cream or other frozen dessert product manufactured by, on behalf of, or under authority of Integrated Brands, its subsidiaries, affiliates or successors in the State of New Jersey and certain areas in the State of New York and the State of Connecticut. The agreement continues until December 31, 2007 and thereafter renews automatically on December 31 of each year for an additional one year term, provided that as of such date at least 50% of the issued and outstanding shares of Calip are beneficially owned by the Smith Family and/or David Stein, unless Calip gives Integrated Brands written notice on or before September 30th of that same year that Calip will not renew the agreement, in which event the agreement terminates effective on December 31 following such notice. The Corporation has agreed to guarantee the performance of the distribution agreement; and

      (d) Prior to his death on January 29, 2005, Mr. Richard E. Smith, the former Co-Chairman and Co-Chief Executive Officer of the Corporation, was paid by Calip (an ice cream distributor owned then by Mr. Richard E. Smith and members of his family) pursuant to the terms of a management agreement effective July 1, 2003 between Calip and Integrated Brands. Calip received a fixed fee of $1,300,000 per year for providing a variety of management services, including making available Mr. Richard Smith for the positions of Co-Chairman and Co-Chief Executive Officer of the Corporation. The management agreement was terminated following the passing of Mr. Smith on January 29, 2005. The fees paid to Calip in fiscal 2005 prior to its termination amounted to $542,000.

APPOINTMENT OF AUDITOR

      Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of BDO Seidman, LLP, Melville, New York, U.S.A., as auditor of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. BDO Dunwoody LLP, the Canadian member firm of BDO World Wide, was the auditor of the Corporation since February 28, 2001 and it is proposed that it be replaced with the U.S. member firm of BDO World Wide. In addition to the majority of the Corporation's business being located in the United States, during the past year the Corporation has changed its financial reporting from Canadian generally accepted accounting principles to United States generally accepted accounting principles and has divested itself of the franchise division, the only significant Canadian-based operation of the Corporation. BDO Seidman, LLP is able to serve the Corporation more efficiently from its office in Melville, New York, U.S.A. than BDO Dunwoody LLP in Toronto, Canada. In this regard, in order to comply with National Instrument 51-102 - Continuous Disclosure Obligations, a copy of the Notice of Change of Auditor, the response letter of BDO Dunwoody LLP, and the response letter of BDO Seidman, LLP are attached hereto as Appendix "1".

      Information relating to the service fees paid to the Corporation's external auditor in each of the last two financial years is included in the Annual Information Form of the Corporation dated December 13, 2005 under the heading "External Auditor Service Fees (By Category)".

MANAGEMENT CONTRACTS

      The management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted. However, as noted above, Mr. Richard E. Smith, the former Co-Chairman and Co-Chief Executive Officer of the Corporation who passed away on January 29, 2005, was paid by Calip pursuant to the terms of a management agreement effective July 1, 2003 between Calip and Integrated Brands. Calip received a fixed fee of $1,300,000 per year for providing a variety of management services, including making available Mr. Richard Smith for the positions of Chairman and Co-Chief Executive Officer of the Corporation. The management agreement was terminated following the passing of Mr. Smith on January 29, 2005. The fees paid to Calip in fiscal 2005 prior to its termination amounted to $542,000.

PARTICULARS OF MATTERS TO BE ACTED UPON

      Management of the Corporation is unaware of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

AUDIT COMMITTEE INFORMATION

      Information relating to the Corporation's Audit Committee, including the text of the Corporation's Audit Committee charter, is included in the Annual Information Form of the Corporation dated December 13, 2005 under the heading "Audit Committee".

ADDITIONAL INFORMATION

      Additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval (SEDAR) on the Internet at www.sedar.com. Any shareholder may request copies of the Corporation's annual or interim financial statements and accompanying management's discussion and analysis ("MD&A") by contacting the Corporation at (905) 479-8762. Financial information regarding the Corporation's most recently completed financial year is provided in the Corporation's comparative annual financial statements and accompanying MD&A.

DIRECTORS' APPROVAL

      The contents and the sending of this management information circular to shareholders of the Corporation have been approved by the Board of Directors.

DATE: January 13th, 2006

                                          By: /s/ Michael Serruya
                                              ----------------------------------
                                              Michael Serruya
                                              Co-Chairman of the Board

                                  SCHEDULE "A"

                         Corporate Governance Disclosure

Board of Directors

      Independence

      The Board is comprised of nine  directors,  a majority of whom (Mr. Robert
E. Baker, Ms. Beth L. Bronner, Mr. Romeo DeGasperis, Mr. L. Joshua Sosland and Mr. Arthur Waldbaum) are independent. Pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-110 - Audit Committees and National Instrument 58-101 - Disclosure of Corporate Governance Practices, independent directors are directors who free from any direct or indirect material relationship which could, in the view of the Board, reasonably interfere with a director's independent judgment.

      Messrs. Michael Serruya, David Smith and David Stein are not independent under these standards as each is an executive officer of the Corporation. Mr. Aaron Serruya is not independent as his brother (Mr. Michael Serruya) is an executive officer of CoolBrands, and he himself was an executive officer and employee of the Corporation until December 2005.

      Other Directorships

      Ms. Beth L. Bronner is a director of The Hain Celestial Group, Inc., Reddy Ice Holding, Inc. and Assurant, Inc. L. Joshua Sosland is a director of UMB Financial Corporation. Mr. William R. McManaman, a nominee for election to the Board, is a director of Amcore Financial, Inc. Other than these directors, none of the directors of CoolBrands currently is also a director of another reporting issuer (or the equivalent) in Canada or in a foreign jurisdiction.

      Common Board Memberships

      The Board has not adopted a formal policy limiting the number of directors who sit on the same board of directors of another public company but believes disclosure of common board memberships is important. There are no directors who are members of the same board of another public company.

      Meetings of Independent Directors

      As a result of the Corporation's review of its corporate governance practices completed in November 2005, the Corporation has instituted the practice whereby the independent directors on the Board and each of the committees meet regularly without management present. The Lead Director of the Board conducts these sessions at Board meetings (and, on occasion, during separate meetings of the independent directors) and the chair of each committee conducts them at committee meetings. Since September 1,

                                     - A2 -

2004, the independent directors have met a total of 4 times without management present.

      During the year ended August 31, 2005, the Board and the committees met as follows:

      -----------------------------------------------------------------------
                                       Meetings held   Meetings held without
                                                            management
      -----------------------------------------------------------------------
      Board                                 12                   1
      -----------------------------------------------------------------------
      Audit Committee                        5                  --
      -----------------------------------------------------------------------
      Corporate Governance Committee         4                   2
      -----------------------------------------------------------------------
      Compensation Committee                 1                   1
      -----------------------------------------------------------------------

      Co-Chairs of the Board

      Mr. Michael Serruya and Mr. David Stein are Co-Chairs of the Board. The Corporation has a written mandate which sets out and expands upon the role of the Co-Chairs, which is primarily to provide leadership to enhance Board effectiveness and, with the assistance of the Lead Director, to assist in running Board meetings.

      The responsibilities of the Co-Chairs include ensuring that the Board works as a cohesive group and providing the leadership essential to achieve this objective, setting Board meeting agendas, adopting procedures allowing the board to conduct its work effectively and efficiently, taking all reasonable steps to ensure the conduct of the Board meetings provides adequate time for serious in-depth discussion or relevant issues, representing the Corporation to external groups such as shareholders, and overseeing the decision-making process with respect to acquisitions and divestitures, financings and similar activities.

      The position description of the Co-Chairs was established this past year, and is expected to be reviewed by the Corporate Governance Committee and considered by the Board for approval each year. For more detailed information on the Co-Chairs' responsibilities, the position description for the Co-Chairs of the Board is available on our website at www.coolbrandsinc.com.

      Lead Director

      Mr. Robert E. Baker is the Lead Director. The Lead Director is an independent director of the Board who is designated by the Board. The Corporation has a written mandate describing the key roles and responsibilities of the Lead Director. As neither of the Corporation's Co-Chairs is independent, the Lead Director's key role is to work with the Co-Chairs and ensure that the Board (i) discharges its responsibilities, (ii) has structures and procedures in place to enable it to function independently of management, and (iii) clearly understands and respects the boundaries between the Board and management's responsibilities. The responsibilities of the Lead Director include recommending and chairing periodic special meetings of the independent directors of the Board, chairing Board meetings when neither Co-Chair is in attendance,

                                     - A3 -

providing input to the Co-Chairs on the preparation of agendas for Board meetings, serving as Board ombudsman so as to ensure that questions or comments of individual directors are heard and addressed, recommending committee chairs to the Board, in consultation with the Corporate Governance Committee, and acting as liaison between the Board and management.

      The position description of the Lead Director was established this past year, and is expected to be reviewed by the Corporate Governance Committee and considered by the Board for approval each year. For more detailed information on the Lead Director's responsibilities, the position description of the Lead Director is available on our website at www.coolbrandsinc.com.

      Attendance Record

      The following table provides a summary of attendance for Board members since September 2004.

                -------------------------------------------------
                Director                  Board Meetings Attended
                -------------------------------------------------
                Richard Smith                      2 of 3(1)
                -------------------------------------------------
                Romeo DeGasperis(2)(3)            17 of 21
                -------------------------------------------------
                Robert E. Baker(2)(3)             18 of 18
                -------------------------------------------------
                Arthur Waldbaum(2)(3)             18 of 18
                -------------------------------------------------
                Beth L. Bronner(2)(3)             17 of 18
                -------------------------------------------------
                L. Joshua Sosland(2)(3)           18 of 18
                -------------------------------------------------
                Michael Serruya                   18 of 18
                -------------------------------------------------
                Aaron Serruya                     17 of 18
                -------------------------------------------------
                David J. Stein                    18 of 18
                -------------------------------------------------
                David M. Smith                    18 of 18
                -------------------------------------------------

Notes:
1) As noted elsewhere in the Circular, Mr. Richard Smith passed away on January 29, 2005.

2) Three of the Board meetings held since September 2004 were meetings to which only the independent directors were invited.

3) Other than Mr. DeGasperis, the independent members of the Board were elected to the Board in February 2005.

Mandate of the Board of Directors

      The  Board  is  responsible   for   supervising   the  management  of  the
Corporation's business and affairs. The Board's principal responsibilities relate to the stewardship of management and are summarized below:

            o Strategic planning - the Board reviews and approves the Corporation's strategic planning process and annual strategic plan in light of management's assessment of emerging trends, the competitive environment, risk issues and significant business practices and products;

            o Risk management - the Board (with assistance from the Audit Committee) reviews management reports on material risks associated with our businesses and operations, the implementation by management of

                                     - A4 -

                  systems to manage these risks and material deficiencies in the operation of these systems;

            o Human resources management - the Board (through the Compensation Committee) reviews the Corporation's approach to human resource management and executive compensation, the extent to which senior management fosters a culture of integrity and succession planning for the Chief Executive Officer and key senior management positions;

            o Financial corporate governance - the Board (with assistance from the Corporate Governance Committee) reviews the Corporation's approach to corporate governance, director independence, the Corporation's code of conduct, and policies relating to reputation and legal risk;

            o     Information  - the  Board  (with  assistance  from  the  Audit
                  Committee)   reviews  the   integrity  of  the   Corporation's
                  financial information and systems;

            o Communications - the Board reviews the Corporation's overall communications strategy, measures for receiving shareholder feedback and compliance with the Corporation's disclosure policy;

            o Board committees - the Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next Board meeting;

            o Director development and evaluation - the Board (with assistance from management, the Co-Chairs of the Board and the committees) develops director orientation programs and continuing development programs for directors and evaluates the performance of the Board, its committees and each director.

Position Descriptions

      As described above, the Board has developed written position descriptions for the Co-Chairs and Lead Directors. The Board has not developed written position descriptions for the chairs of each of its standing committees, although it expects these chairs to provide the leadership on these committees to ensure that these committees fulfill their roles and responsibilities as set out in the written mandates for these committees.

      The Board has not at this time developed a written position description for the Chief Executive Officer; however, in the written charter recently adopted for the Corporate Governance Committee it has delegated the responsibility to develop such a written position description to this committee.

                                     - A5 -

Orientation and Continuing Education

      The Corporation elected a number of new independent directors to the Board in fiscal 2005, and presented a comprehensive orientation meeting for these new directors at which the head of each principal business function provided a detailed description of his area of responsibility, and his short and medium term goals and objectives. This meeting has been followed over the course of the year with shorter presentations from these executives on their contribution to the Corporation's overall strategy and direction.

Ethical Business Conduct

      The Board adopted a Code of Business Conduct that applies to all employees, officers and directors of the Corporation and its subsidiaries from time to time. The principles outlined in the code are intended to:

            o establish a minimum standard of conduct by which all employees are expected to abide;

            o protect the business interests of CoolBrands, its employees and customers;

            o     maintain CoolBrands' reputation for integrity; and

            o facilitate compliance by CoolBrands employees with applicable legal and regulatory obligations.

      The Code of Business Conduct addresses honesty and integrity, conflicts of interest, gifts and entertainment, political activities, protection and use of the Corporation's assets, records and document retention, information security, corporate opportunities, confidentiality of corporate information, fair dealing with other people and organizations, diversity and harassment-free environment, complying with the law, whistleblowing procedures, and compliance standards and procedures. The Code of Conduct requires that each officer and employee in a supervisory role annually certify that he or she has reviewed the Code of Conduct and has reported any relationship or circumstance that could place that person in a potential conflict of interest with the Corporation. The text of our Code of Business Conduct is available on our website at www.coolbrandsinc.com.

Nomination of Directors

      The Corporation has a Corporate Governance Committee which is comprised of Ms. Beth L. Bronner (Chair), and Messrs. L. Joshua Sosland and Robert E. Baker, each of whom is independent within the meaning of applicable securities laws. The responsibility for overseeing the Corporation's nomination process has been delegated by the Board to the Corporation's Corporate Governance Committee.

      The Board has established a written charter that describes the role and function of the Corporate Governance Committee. The written charter is available on our website at www.coolbrandsinc.com.

                                     - A6 -

      The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities by assessing the effectiveness of the Board as a whole as well as well as discussing the contribution of individual members; periodically assessing the Corporation's governance; proposing to the Board for consideration and decision nominees for appointment to the Board at each annual meeting of shareholders and nominees for appointment to fill any vacancies on the Board; and proposing to the Board for consideration and decision a nominee for appointment as Lead Director, in the event that the Chair, or either of the Co-Chairs of the Board is not independent within the meaning of securities laws.

      The Corporate Governance Committee uses the network of personal contacts in the consumer products and frozen dessert industries and capital markets of the members of the Board for identifying potential new Board members. The Corporate Governance Committee may also utilize the services of a professional search firm to assist in the identification of director candidates when necessary.

Compensation

      The Corporation has a Compensation Committee which is comprised of Messrs.
L. Joshua Sosland (Chair), Robert E. Baker and Arthur Waldbaum, each of whom is independent within the meaning of applicable securities laws.

      The Board has established a written charter that describes the role and function of the Compensation Committee. The written charter is available on our website at www.coolbrandsinc.com.

      The responsibilities, powers and operation of the Compensation Committee include establishing the Corporation's senior officer compensation policy and practices, reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other senior officers and evaluating their performance in light of these goals and objectives; overseeing the Corporation's incentive compensation plans and preparing an annual report on executive compensation to the Board. The Compensation Committee is also responsible for recommending to the Board any changes to director compensation.

Assessments of the Board

      Part of the mandate of the Corporate Governance Committee is to evaluate and review the Co-Chairs', the Lead Director's, the Chief Executive Officer's, and the Board's performance and that of its committees and its directors annually. Since most of the Corporation's independent directors have served on the Board for less than one year, the Corporate Governance Committee has not yet commenced this assessment process. The Corporate Governance Committee may retain an external consultant to assist in conducting this assessment.

                                  SCHEDULE "B"

      Special Resolution Continuing Coolbrands International Inc. under the
                        Canada Business Corporations Act

      RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. subject to and conditional upon the authorization of the Nova Scotia Registrar of Joint Stock Companies pursuant to Section 133(5) of the Companies Act (Nova Scotia), CoolBrands International Inc. (the "Company") make application to the Director of the Canada Business Corporations Act for a certificate of continuance continuing the Company under the Canada Business Corporations Act;

2. subject to and effective upon the issuance of such certificate of continuance and without affecting the validity of the incorporation and existence of the Company, the Company hereby approves and adopts, in substitution for the existing memorandum of association and articles of association of the Company, articles of continuance pursuant to the Canada Business Corporations Act with such changes as are required to comply with the Canada Business Corporations Act;

3. the adoption of General By-Law No. 1 substantially in form of the draft General By-Law No. 1 attached as Schedule G to the Management Information Circular of CoolBrands dated January 13, 2006 for use at the annual and special meeting of shareholders of CoolBrands to be held on February 27, 2006, with such amendments and variations as the directors may approve, effective on the date that CoolBrands is continued under the CBCA, adopted by resolution of the board of directors of CoolBrands dated the 11th day of January, 2006, is hereby confirmed;

4. notwithstanding that this resolution has been passed by the members of the Company, the directors of the Company are hereby authorized and empowered to not proceed with the application for continuance at any time prior to the issue of a certificate of continuance giving effect to the application for continuance without the further approval of the members of the Company if they determine it appropriate in the exercise of their fiduciary duties as the directors of the Company; and

5. any one of the directors or officers of the Company is hereby authorized, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or cause to be done all such other acts and things, as such person determines to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                  SCHEDULE "C"

                             CONFIRMATORY RESOLUTION

      RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.    The resolution reproduced below be and is hereby confirmed; and

2. The secretary of the Company is hereby directed to file a true copy of the attached resolution with the Nova Scotia Registrar of Joint Stock Companies certified under the hand of the secretary of the Company as being passed as a special resolution in accordance with section 87(l) of the Companies Act (Nova Scotia).

                                   **********

        Special Resolution Continuing Coolbrands International Inc. under the Canada Business Corporations Act

      RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. subject to and conditional upon the authorization of the Nova Scotia Registrar of Joint Stock Companies pursuant to Section 133(5) of the Companies Act (Nova Scotia), CoolBrands International Inc. (the "Company") make application to the Director of the Canada Business Corporations Act for a certificate of continuance continuing the Company under the Canada Business Corporations Act;

2. subject to and effective upon the issuance of such certificate of continuance and without affecting the validity of the incorporation and existence of the Company, the Company hereby approves and adopts, in substitution for the existing memorandum of association and articles of association of the Company, articles of continuance pursuant to the Canada Business Corporations Act with such changes as are required to comply with the Canada Business Corporations Act;

3. the adoption of General By-Law No. 1 substantially in form of the draft General By-Law No. 1 attached as Schedule G to the Management Information Circular of CoolBrands dated January 13, 2006 for use at the annual and special meeting of shareholders of CoolBrands to be held on February 27, 2006, with such amendments and variations as the directors may approve, effective on the date that CoolBrands is continued under the CBCA, adopted by resolution of the board of directors of CoolBrands dated the 11th day of January, 2006, is hereby confirmed;

4. notwithstanding that this resolution has been passed by the members of the Company, the directors of the Company are hereby authorized and empowered to not proceed with the application for continuance at any time prior to the issue of a certificate of continuance giving effect to the application for continuance without the further approval of the members of the Company if they determine it appropriate in the exercise of their fiduciary duties as the directors of the Company; and

5. any one of the directors or officers of the Company is hereby authorized, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or cause to be done all such other acts and things, as such person determines to be necessary or desirable in order to carry out the intent of the foregoing paragraphs of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

                                  SCHEDULE "D"

                     SHARE CAPITAL RESTRUCTURING RESOLUTION

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. CoolBrands International Inc. (the "Corporation") is hereby authorized, following the time that the Corporation is continued under the Canada
      Business Corporations Act (the "Act"), to amend the articles of the Corporation by:

      (a) increasing the authorized capital of the Corporation by creating a new class of shares, unlimited in number, designated as Common Shares;

      (b) changing each issued and outstanding subordinate voting share and each issued and outstanding multiple voting share into one of the Common Shares created hereby;

      (c) decreasing the authorized capital of the Corporation by cancelling all authorized and unissued subordinate voting shares and multiple voting shares in the capital of the Corporation;

      (d) removing all of the rights, privileges, restrictions and conditions attaching to the subordinate voting shares and multiple voting shares;

      (e) declaring that the authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of Common Shares; and

      (f) by making such conforming amendments to the certificate and articles as may be required to reflect the foregoing resolution;

2. upon articles of amendment having become effective (the "Effective Date") in accordance with the Act, the articles of the Corporation are hereby amended accordingly;

3. the termination, as at the Effective Date, of the trust agreement among Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, 1082272 Ontario Inc., The Serruya Family Trust, Yogen Fruz World-Wide Incorporated and the Chase Manhattan Bank dated March 18, 1998 is hereby approved; and

4. any director or officer of the Corporation be and he or she is hereby authorized and directed on behalf of the Corporation to deliver articles of amendment in duplicate to the Director under the Act and to sign and execute all documents and do all things necessary or advisable in connection with the foregoing, provided that such director or officer shall cause the articles of amendment to be effective on May 31, 2007 or such earlier date as may be determined by unanimous consent of the independent directors of the Corporation in their discretion.

                                  SCHEDULE "E"

                             CONFIRMATORY RESOLUTION

      RESOLVED, AS A SPECIAL RESOLUTION, THAT:

      1.    The resolution reproduced below be and is hereby confirmed; and

      2. The secretary of the Company is hereby directed to file a true copy of the attached resolution with the Nova Scotia Registrar of Joint Stock Companies certified under the hand of the secretary of the Company as being passed as a special resolution in accordance with section 87(l) of the Companies Act (Nova Scotia).

                                   **********

                     Share Capital Restructuring Resolution

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. CoolBrands International Inc. (the "Corporation") is hereby authorized, following the time that the Corporation is continued under the Canada
      Business Corporations Act (the "Act"), to amend the articles of the Corporation by:

      (a) increasing the authorized capital of the Corporation by creating a new class of shares, unlimited in number, designated as Common Shares;

      (b) changing each issued and outstanding subordinate voting share and each issued and outstanding multiple voting share into one of the Common Shares created hereby;

      (c) decreasing the authorized capital of the Corporation by cancelling all authorized and unissued subordinate voting shares and multiple voting shares in the capital of the Corporation;

      (d) removing all of the rights, privileges, restrictions and conditions attaching to the subordinate voting shares and multiple voting shares;

      (e) declaring that the authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of Common Shares; and

      (f) by making such conforming amendments to the certificate and articles as may be required to reflect the foregoing resolution;

2. upon articles of amendment having become effective (the "Effective Date") in accordance with the Act, the articles of the Corporation are hereby amended accordingly;

3. the termination, as at the Effective Date, of the trust agreement among Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, 1082272 Ontario Inc., The Serruya Family Trust, Yogen Fruz World-Wide Incorporated and the Chase Manhattan Bank dated March 18, 1998 is hereby approved; and

4. any director or officer of the Corporation be and he or she is hereby authorized and directed on behalf of the Corporation to deliver articles of amendment in duplicate to the Director under the Act and to sign and execute all documents and do all things necessary or advisable in connection with the foregoing, provided that such director or officer shall cause the articles of amendment to be effective on May 31, 2007 or such earlier date as may be determined by unanimous consent of the independent directors of the Corporation in their discretion.

                                  SCHEDULE "F"

                   Section 2 of the Third Schedule of the NSCA

1. A holder of shares of any class of a company may dissent if the company is subject to an order under clause (d) of Section 3 hereof that affects the holder or if the company resolves to

      (a) amend its memorandum or articles to add, change or remove any provisions restricting or constraining the issue or transfer of the shares of that class;

      (b) amend its memorandum or articles to add, change or remove any restriction upon the business or businesses that the company may carry on;

      (c)   amalgamate  with  another  company,   other  than  any  wholly-owned
            subsidiary of the company;

      (d)   be continued under the laws of another jurisdiction under subsection
            (5) of Section 133 of the Act; or

      (e) sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the company.

2. A holder of shares of any class or series of shares entitled to vote separately as a class or series upon any such amendment may dissent if the company resolves to amend its memorandum or articles to

      (a) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class;

      (b) effect an exchange, reclassification or cancellation of all or part of the shares of such class;

      (c) add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing,

            (i) remove or change prejudicially rights to accrued dividends or rights to cumulative dividends,

            (ii)  add, remove or change prejudicially redemption rights,

            (iii) reduce  or  remove  a  dividend  preference  or a  liquidation preference, or

                                     - F2 -

            (iv) add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of the company, or sinking fund provisions;

      (d) increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class;

      (e) create a new class of shares equal or superior to the shares of such class;

      (f) make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class;

      (g) effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or

      (h) constrain the issue or transfer of the shares of such class or extend or remove such constraint.

3. Management's proxy circular or notice of meeting relating to a meeting of shareholders at which a proposal or other resolution with respect to any matter referred to in subsection (1) or (2) of this Section is to be raised or voted on shall state that a dissenting shareholder is entitled to be paid the fair value of his shares in accordance with this Section, but failure to make that statement does not invalidate the meeting or business thereat.

4. In addition to any other right he may have, but subject to subsection (26) of this Section, a shareholder who complies with this Section is entitled, when the action approved by the resolution from which he dissents or an order made under clause (d) of Section 3 hereof becomes effective, to be paid by the company the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

5. A dissenting shareholder may only claim under this Section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

6. A dissenting shareholder shall send to the company, at or before any meeting of shareholders at which a proposal or other resolution with respect to any matter referred to in subsection (1) or (2) of this Section is to be raised or voted on, a written objection to the resolution, unless the company did not give notice to the shareholder of the purpose of the meeting or of his right to dissent.

7. The company shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) of this Section notice that the resolution has been adopted, but such notice is not

                                     - F3 -

      required to be sent to any shareholder who voted for the resolution or who has withdrawn his objection.

8. A dissenting shareholder shall, within twenty days after he receives a notice under subsection (7) of this Section or, if he does not receive such notice, within twenty days after he learns that the resolution has been adopted, send to the company a written notice containing

      (a)   his name and address;

      (b)   the number and class of shares in respect of which he dissents;

      (c)   and a demand for payment of the fair value of such shares.

9. A dissenting shareholder shall, within thirty days after sending a notice under subsection (8) of this Section, send the certificates representing the shares in respect of which he dissents to the company or any securities registrar of the company.

10. A dissenting shareholder who fails to comply with subsection (9) of this Section has no right to make a claim under this Section.

11. A company or its securities registrar shall endorse on any share certificate received under subsection (9) of this Section a notice that the holder is a dissenting shareholder under this Section and shall forthwith return the share certificates to the dissenting shareholder.

12. On sending a notice under subsection (8) of this Section, a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares as determined under this Section except where

      (a) the dissenting shareholder withdraws his notice before the company makes an offer under subsection (13) of this Section;

      (b)   the company  fails to make an offer in  accordance  with  subsection
            (13) of this Section and the dissenting shareholder withdraws his notice; or

      (c) the resolution to amend the memorandum or articles is revoked, the Share Capital Restructuring or application for continuance terminated, or the sale, lease or exchange abandoned, as the case may be, in which case his rights as a shareholder are reinstated as of the date he sent the notice referred to in subsection (8) of this Section.

13. A company shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the company received

                                     - F4 -

      the notice referred to in subsection (8) of this Section, send to each dissenting shareholder who has sent such notice

      (a) a written offer to pay for his shares in an amount considered by the directors of the company to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

      (b) if subsection (26) of this Section applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

14. Every offer made under subsection (13) of this Section for shares of the same class or series shall be on the same terms.

15. Subject to subsection (26) of this Section, a company shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (13) of this Section has been accepted, but any such offer lapses if the company does not receive an acceptance thereof within thirty days after the offer has been made.

16. Where a company fails to make an offer under subsection (13) of this Section, or if a dissenting shareholder fails to accept an offer, the company may, within fifty days after the action approved by the resolution or order made under clause (d) of Section 3 hereof becomes effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

17. If a company fails to apply to the court under subsection (16) of this Section, a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

18. A dissenting shareholder is not required to give security for costs in an application made under subsection (16) or (17) of this Section.

19.   Upon an application under subsection (16) or (17) of this Section

      (a) all dissenting shareholders whose shares have not been purchased by the company shall be joined as parties and are bound by the decision of the court; and

      (b) the company shall notify each affected dissenting shareholder of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

20. Upon an application to the court under subsection (16) or (17) of this Section, the court may determine whether any other person is a dissenting shareholder who

                                     - F5 -

      should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders

21. The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

22. The final order of the court shall be rendered against the company in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

23. The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

24. If subsection (26) of this Section applies, the company shall, within ten days after the pronouncement of an order under subsection (22) of this Section, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

25. If subsection (26) of this Section applies, a dissenting shareholder, by written notice delivered to the company within thirty days after receiving a notice under subsection (24) of this Section, may

      (a) withdraw his notice of dissent, in which case the company is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder; or

      (b) retain a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

26.   A company shall not make a payment to a dissenting  shareholder under this
      Section if there are reasonable grounds for believing that

      (a) the company is or would after the payment be unable to pay its liabilities as they become due; or

      (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities.

27. Notwithstanding the foregoing, a shareholder is not entitled to dissent under this Section if an amendment to the memorandum or articles of the company is effected by court order made under any other Act that affects the rights among the company, its shareholders and creditors or under
      Section 5 hereof.

                                  SCHEDULE "G"

                  By-Law No. 1 of CoolBrands International Inc.

                                    ARTICLE 1
                                 INTERPRETATION

Section 1.1 Definitions.

      As used in this by-law, the following terms have the following meanings:

      "Act" means the Canada Business Corporations Act and the regulations under the Act, all as amended, re-enacted or replaced from time to time.

      "Authorized Signatory" has the meaning specified in Section 2.2.

      "Corporation" means CoolBrands International Inc.

      "person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns have a similarly extended meaning.

      "recorded address" means (i) in the case of a shareholder or other securityholder, the shareholder's or securityholder's latest address as shown in the records of the Corporation, (ii) in the case of joint shareholders or other joint securityholders, the address appearing in the records of the Corporation in respect of the joint holding or, if there is more than one address in respect of the joint holding, the first address that appears, and (iii) in the case of a director, officer or auditor, the person's latest address as shown in the records of the Corporation or, if applicable, the last notice filed with the Director under the Act, whichever is the most recent.

      "show of hands" means a show of hands by persons present at the meeting, the functional equivalent of a show of hands by telephonic, electronic or other means of communication and any combination of such methods.

Terms used in this by-law that are defined in the Act have the meanings given to such terms in the Act.

Section 1.2 Interpretation.

      The division of this by-law into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation. Words importing the singular number include the plural and vice versa. Any reference in this by-law to gender includes all genders. In this by-law the words

                                     - G2 -

"including", "includes" and "include" means "including (or includes or include) without limitation".

Section 1.3 Subject to Act and Articles.

      This by-law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this by-law, the provision of the Act or the articles will govern.

Section 1.4 Conflict With Unanimous Shareholder Agreement.

      If there is any conflict or inconsistency between any provision of a unanimous shareholder agreement and any provision of this by-law, the provision of such unanimous shareholder agreement will govern.

                                    ARTICLE 2
                           BUSINESS OF THE CORPORATION

Section 2.1 Financial Year.

      The financial year of the Corporation ends on such date of each year as the directors determine from time to time.

Section 2.2 Execution of Instruments and Voting Rights.

      Contracts, documents and instruments may be signed on behalf of the Corporation, either manually or by facsimile or by electronic means, (i) by any one of the following: a director, the chair or, if there are co-chairs of the board, either co-chair, the president, the chief executive officer, the chief financial officer, the corporate secretary and the treasurer and (ii) by any other person authorized by the directors from time to time, (each Person referred to in (i) and (ii) is an "Authorized Signatory"). Voting rights for securities held by the Corporation may be exercised on behalf of the Corporation by any one Authorized Signatory. In addition, the directors or any two Authorized Signatories may, from time to time, authorize any person or persons
(i) to sign contracts, documents and instruments generally on behalf of the Corporation or to sign specific contracts, documents or instruments on behalf of the Corporation and (ii) to exercise voting rights for securities held by the Corporation generally or to exercise voting rights for specific securities held by the Corporation. Any Authorized Signatory, or other person authorized to sign any contract, document or instrument on behalf of the Corporation, may affix the corporate seal, if any, to any contract, document or instrument when required.

      As used in this Section, the phrase "contracts, documents and instruments" means any and all kinds of contracts, documents and instruments in written or electronic form, including cheques, drafts, orders, guarantees, notes, acceptances and

                                     - G3 -

bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments, powers of attorney, agreements, proxies, releases, receipts, discharges and certificates and all other paper writings or electronic writings.

Section 2.3 Qualifications

      Each director shall be eighteen (18) or more years of age and no person who is not an individual, who has the status of a bankrupt or who is of unsound mind and has been so found by a court in Canada or elsewhere shall be a director. If a director acquires the status of a bankrupt or becomes of unsound mind and is so found, he shall thereupon cease to be a director.

Section 2.4 Banking Arrangements.

      The banking and borrowing business of the Corporation or any part of it may be transacted with such banks, trust companies or other firms or corporations as the directors determine from time to time. All such banking and borrowing business or any part of it may be transacted on the Corporation's behalf under the agreements, instructions and delegations, and by the one or more officers and other persons, that the directors authorize from time to time. This paragraph does not limit in any way the authority granted under Section 2.2.

                                    ARTICLE 3
                                    DIRECTORS

Section 3.1 Number of Directors.

      If the articles specify a minimum and a maximum number of directors, the number of directors is the number within the minimum and maximum determined by the directors from time to time. No decrease in the number of directors will shorten the term of an incumbent director.

Section 3.2 Place of Meetings.

      Meetings of directors may be held at any place in or outside Canada.

Section 3.3 Calling of Meetings.

      The president or any director may call a meeting of the directors at any time. Meetings of directors will be held at the time and place as the person(s) calling the meeting determine.

Section 3.4 Regular Meetings.

      The directors may establish regular meetings of directors. Any resolution establishing such meetings will specify the dates, times and places of the regular meetings and will be sent to each director.

                                     - G4 -

Section 3.5 Notice of Meeting.

      Subject to this section, notice of the time and place of each meeting of directors will be given to each director not less than 48 hours before the time of the meeting. No notice of meeting is required for any regularly scheduled meeting except where the Act requires the notice to specify the purpose of, or the business to be transacted at, the meeting. Provided a quorum of directors is present, a meeting of directors may be held, without notice, immediately following the annual meeting of shareholders.

      The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

Section 3.6 Waiver of Notice.

      A director may waive notice of a meeting of directors, any irregularity in a notice of meeting of directors or any irregularity in a meeting of directors. Such waiver may be given in any manner and may be given at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting of directors cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

Section 3.7 Quorum.

      A majority of the number of directors in office or such greater or lesser number as the directors may determine from time to time, constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

Section 3.8 Meeting by Telephonic, Electronic or Other Communication Facility.

      A director may, if all the directors of the Corporation consent, participate in a meeting of directors by means of a telephonic, electronic or other communication facility. A director participating in a meeting by such means is deemed to be present at the meeting. Any consent is effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the directors.

Section 3.9 Chair.

      The chair of any meeting of directors is the first mentioned of the following officers that is a director and is present at the meeting:

            a) the chair of the board, or, if there are co-chairs, either co-chair of the board; or

            b)    the lead director, if any; or

                                     - G5 -

            c)    the president.

If no such person is present at the meeting, the directors present shall choose one of their number to chair the meeting.

Section 3.10 Secretary.

      The corporate secretary, if any, will act as secretary at meetings of directors. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a director, to act as secretary of the meeting.

Section 3.11 Votes to Govern.

      At all meetings of directors, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting is not entitled to a second or casting vote.

Section 3.12 Remuneration and Expenses.

      The directors may determine from time to time the remuneration, if any, to be paid to a director for his or her services as a director. The directors are also entitled to be reimbursed for travelling and other out-of-pocket expenses properly incurred by them in attending directors meetings, committee meetings and shareholders meetings and in the performance of other duties of directors of the Corporation. The directors may also award additional remuneration to any director undertaking special services on the Corporation's behalf beyond the services ordinarily required of a director by the Corporation.

      A director may be employed by or provide services to the Corporation otherwise than as a director. Such a director may receive remuneration for such employment or services in addition to any remuneration paid to the director for his or her services as a director.

                                    ARTICLE 4
                                   COMMITTEES

Section 4.1 Committees of Directors.

      The directors may appoint from their number one or more committees and delegate to such committees any of the powers of the directors except those powers that, under the Act, a committee of directors has no authority to exercise.

Section 4.2 Proceedings.

      Meetings of committees of directors may be held at any place in or outside Canada. At all meetings of committees, every question shall be decided by a majority of

                                     - G6 -

the votes cast on the question. Unless otherwise determined by the directors, each committee of directors may make, amend or repeal rules and procedures to regulate its meetings including: (i) fixing its quorum, provided that quorum may not be less than a majority of its members; (ii) procedures for calling meetings; (iii) requirements for providing notice of meetings; (iv) selecting a chair for a meeting; and (v) determining whether the chair will have a deciding vote in the event there is an equality of votes cast on a question.

      Subject to a committee of directors establishing rules and procedures to regulate its meetings, Sections 3.3 to 3.12 inclusive apply to committees of directors, with such changes as are necessary.

                                    ARTICLE 5
                                    OFFICERS

Section 5.1 Appointment of Officers.

      The directors may appoint such officers of the Corporation as they deem appropriate from time to time. The officers may include any of a chair of the board, a president, a chief executive officer, a chief operating officer, one or more vice-presidents, a chief financial officer, a corporate secretary and a treasurer and one or more assistants to any of the appointed officers. No person may be the chair of the board unless that person is a director.

Section 5.2 Powers and Duties.

      Unless the directors determine otherwise, an officer has all powers and authority that are incident to his or her office. An officer will have such other powers, authority, functions and duties that are prescribed or delegated, from time to time, by the directors, or by other officers if authorized to do so by the directors. The directors or authorized officers may, from time to time, vary, add to or limit the powers and duties of any officer.

Section 5.3 Chair of the Board.

      If appointed, the chair of the board (or one of the co-chairs, if these are co-chairs appointed) will preside at directors meetings and shareholders meetings in accordance with Section 3.10 and Section 7.9, respectively. The chair(s) of the board will have such other powers and duties as the directors determine.

Section 5.4 Chief Executive Officer

      If appointed, the chief executive officer of the Corporation will have general supervision of the business and affairs of the Corporation. The chief executive officer will have such other powers and duties as the directors determine. Subject to Section 3.10 and Section 7.9, during the absence or disability of the corporate secretary,

                                     - G7 -

treasurer or president, or if no corporate secretary, treasurer or president has been appointed, the chief executive officer will also have the powers and duties of the office of corporate secretary, treasurer or president, as the case may be.

Section 5.5 President.

      If appointed, the president of the Corporation will have supervision of such business and affairs of the Corporation as the directors determine. The president will have such other powers and duties as the directors determine. Subject to Section 3.10 and Section 7.9, during the absence or disability of the corporate secretary, treasurer or chief executive officer, or if no corporate secretary, treasurer or chief executive officer has been appointed, the president will also have the powers and duties of the office of corporate secretary, treasurer and chief executive officer, as the case may be.

Section 5.6 Corporate Secretary.

      If appointed, the corporate secretary will have the following powers and duties: (i) the corporate secretary will give or cause to be given, as and when instructed, notices required to be given to shareholders, directors, officers, auditors and members of committees of directors; (ii) the corporate secretary may attend at and be the secretary of meetings of directors, shareholders, and committees of directors and will have the minutes of all proceedings at such meetings entered in the books and records kept for that purpose; and (iii) the corporate secretary will be the custodian of any corporate seal of the Corporation and the books, papers, records, documents, and instruments belonging to the Corporation, except when another officer or agent has been appointed for that purpose. The corporate secretary will have such other powers and duties as the directors or the president of the Corporation determine.

Section 5.7 Treasurer.

      If appointed, the treasurer of the Corporation will have the following powers and duties: (i) the treasurer will ensure that the Corporation prepares and maintains adequate accounting records in compliance with the Act; (ii) the treasurer will also be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; and (iii) at the request of the directors, the treasurer will render an account of the Corporation's financial transactions and of the financial position of the Corporation. The treasurer will have such other powers and duties as the directors or the president of the Corporation determine.

Section 5.8 Removal of Officers.

      The directors may remove an officer from office at any time, with or without cause. Such removal is without prejudice to the officer's rights under any employment contract with the Corporation.

                                     - G8 -

                                    ARTICLE 6
                  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1 Limitation of Liability.

      Subject to the Act and other applicable law, no director or officer is liable for: (i) the acts, omissions, receipts, failures, neglects or defaults of any other director, officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation; (iv) the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited; or (vi) any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation to his office.

Section 6.2 Indemnity.

      The Corporation  will indemnify to the fullest extent permitted by the Act
(i) any director or officer of the Corporation, (ii) any former director or officer of the Corporation, (iii) any individual who acts or acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, and (iv) their respective heirs and legal representatives if

            a) he acted honestly and in good faith with a view to the best interest o the Corporation; and

            b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

      The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3 Insurance.

      The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 against such liabilities and in such amounts as the directors may determine and as are permitted by the Act.

                                     - G9 -

                                    ARTICLE 7
                                  SHAREHOLDERS

Section 7.1 Calling Annual and Special Meetings.

      The Chair of the board, or, if there are co-chairs of the board, either co-chair, or any two directors, the president and the chief executive officer have the power to call annual meetings of shareholders and special meetings of shareholders. Annual meetings of shareholders and special meetings of shareholders will be held on the date and at the time and place in Canada as the person(s) calling the meeting determine.

Section 7.2 Electronic Meetings.

      Meetings of shareholders may be held entirely by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means.

Section 7.3 Notice of Meetings.

      No public notice or advertisement or any meeting of shareholders shall be required, but notice of the time and place of each such meeting shall be given not less than twenty-one (21) days nor more than sixty (60) days before the day on which the meeting is to be held, to the auditor, if any, the directors and to each shareholder of record entitled to vote at the meeting. Notice of a special meeting of shareholders shall state the nature of the business to be transacted in sufficient detail to permit the shareholder to form a reasoned judgment thereon together with the text of any special resolution to be submitted to the meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be objectionable that the notice only convenes the second meeting contingent on any special resolution being passed by the requisite majority at the first meeting.

      The accidental omission to give notice of any meeting of shareholders to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

Section 7.4 Waiver of Notice.

      A shareholder, a proxyholder, a director or the auditor and any other person entitled to attend a meeting of shareholders may waive notice of a meeting of shareholders, any irregularity in a notice of meeting of shareholders or any irregularity in a meeting of shareholders. Such waiver may be waived in any manner and may be given at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting of shareholders cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

                                     - G10 -

Section 7.5 Representatives.

      A representative of a shareholder that is a body corporate or an association will be recognized if (i) a certified copy of the resolution of the directors or governing body of the body corporate or association, or a certified copy of an extract from the by-laws of the body corporate or association, authorizing the representative to represent the body corporate or association is deposited with the Corporation, or (ii) the authorization of the representative is established in another manner that is satisfactory to the corporate secretary or the chair of the meeting.

Section 7.6 Persons Entitled to be Present.

      The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the officers, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting or the persons present who are entitled to vote at the meeting.

Section 7.7 Quorum.

      A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 10% of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

Section 7.8 Proxies.

      A proxy shall comply with the applicable requirements of the Act and other applicable law and will be in such form as the directors may approve from time to time or such other form as may be acceptable to the chair of the meeting at which the instrument of proxy is to be used. A proxy will be acted on only if it is deposited with the Corporation or its agent prior to the time specified in the notice calling the meeting at which the proxy is to be used or it is deposited with the corporate secretary or the chair of the meeting or any adjournment of the meeting prior to the time of voting, or at such earlier time and in such manner as the board of directors may prescribe in accordance with the Act.

Section 7.9 Chair, Secretary and Scrutineers.

      The chair of any meeting of shareholders is the first mentioned of the following officers that is present at the meeting:

            a) the chair of the board, or, if there are co-chairs, either co-chair of the board;

            b)    the chief executive officer; or

                                     - G11 -

      c)    a vice-president (in order of corporate seniority).

If no such person is present at the meeting, the persons present who are entitled to vote shall choose a director who is present, or a shareholder who is present, to chair the meeting.

      The corporate secretary, if any, will act as secretary at meetings of shareholders. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a shareholder, to act as secretary of the meeting.

      If desired, the chair of the meeting may appoint one or more persons, who need not be shareholders, to act as scrutineers at any meeting of shareholders.

Section 7.10 Procedure.

      The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting. The chair's decision on all matters or things, including any questions regarding the validity or invalidity of a form of proxy or other instrument appointing a proxy, shall be conclusive and binding upon the meeting of shareholders.

Section 7.11 Manner of Voting.

      Subject to the Act and other applicable law, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot on the question is required or demanded. Subject to the Act and other applicable law, the chair of the meeting may require a ballot or any person who is present and entitled to vote may demand a ballot on any question at a meeting of shareholders. The requirement or demand for a ballot may be made either before or after any vote on the question by a show of hands. A ballot will be taken in the manner the chair of the meeting directs. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of such ballot shall be the decision of the shareholders upon the question.

      In the case of a vote by a show of hands, each person present who is entitled to vote has one vote. If a ballot is taken, each person present who is entitled to vote is entitled to the number of votes that are attached to the shares which such person is entitled to vote at the meeting.

Section 7.12 Votes to Govern.

      Any question at a meeting of shareholders shall be decided by a majority of the votes cast on the question unless the articles, the by-laws, the Act or other applicable law requires otherwise. In case of an equality of votes either when the vote is by a show

                                     - G12 -

of hands or when the vote is by a ballot, the chair of the meeting is not entitled to a second or casting vote.

Section 7.13 Adjournment.

      The chair of any meeting of shareholders may, with the consent of the persons present who are entitled to vote at the meeting, adjourn the meeting from time to time and place to place, subject to such conditions as such persons may decide. Any adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting. Any business may be considered and transacted at any adjourned meeting which
might  have  been   considered  and  transacted  at  the  original   meeting  of
shareholders.

                                    ARTICLE 8
                                   SECURITIES

Section 8.1 Form of Security Certificates.

      Subject to the Act, security certificates, if required, will be in the form that the directors approve from time to time or that the Corporation adopts.

Section 8.2 Transfer of Shares.

      Transfers of securities of the Corporation shall be registerable on the register of transfers or on one of the branch registers of transfers (if any) kept by or for the Corporation in respect thereof upon surrender of the security properly endorsed together with such additional assurance as the Corporation shall require and subject to the provisions of the Act and the restrictions on transfer set forth in the articles of the Corporation. If no security certificate has been issued by the Corporation in respect of a security issued by the Corporation, clause (i) above may be satisfied by presentation of a duly executed security transfer power, together with such reasonable assurance that the security transfer power is genuine and effective as the directors may require.

Section 8.3 Transfer Agents and Registrars.

      The Corporation may from time to time appoint one or more agents to maintain, for each class or series of securities issued by it in registered or other form, a central securities register and one or more branch securities registers. Such an agent may be designated as transfer agent or registrar according to their functions and one person may be designated both registrar and transfer agent. The Corporation may at any time terminate such appointment.

                                     - G13 -

                                    ARTICLE 9
                                    PAYMENTS

Section 9.1 Payments of Dividends and Other Distributions.

      Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder's recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

Section 9.2 Non-Receipt of Payment.

      In the event of non-receipt of any payment made as contemplated by Section
9.1 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

Section 9.3 Unclaimed Dividends.

      To the extent permitted by law, any dividend or other distribution that remains unclaimed after a period of 2 years from the date on which the dividend has been declared to be payable is forfeited and will revert to the Corporation.

                                   ARTICLE 10
                                  MISCELLANEOUS

Section 10.1 Notices.

      Any notice, communication or document required to be given, delivered or sent by the Corporation to any director, officer, shareholder or auditor is sufficiently given, delivered or sent if delivered personally, or if delivered to the person's recorded address, or if mailed to the person at the person's recorded address by prepaid mail, or if otherwise communicated by electronic means permitted by the Act. The directors may establish procedures to give, deliver or send a notice, communication or document to any director, officer, shareholder or auditor by any means of communication permitted by the Act or other applicable law. In addition, any notice, communication or document may be delivered by the Corporation in the form of an electronic document.

                                     - G14 -

Section 10.2 Notice to Joint Holders.

      If two or more persons are registered as joint holders of any security, any notice may be addressed to all such joint holders but notice addressed to one of them constitutes sufficient notice to all of them.

Section 10.3 Computation of Time.

      In computing the date when notice must be given when a specified number of days' notice of any meeting or other event is required, the date of giving the notice is excluded and the date of the meeting or other event is included.

Section 10.4 Persons Entitled by Death or Operation of Law.

      Every person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, becomes entitled to any security, is bound by every notice in respect of such security which has been given to the securityholder from whom the person derives title to such security. Such notices may have been given before or after the happening of the event upon which they became entitled to the security.

                                   ARTICLE 11
                                 EFFECTIVE DATE

Section 11.1 Effective Date.

      This by-law comes into force on the date of issuance of a certificate of continuance continuing the Corporation under the Canada Business Corporations Act.

Section 11.2 Repeal.

      All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal does not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under any such by-law prior to its repeal.

      This by-law was made by resolution of the directors on January 11, 2006.

                                           _____________________________________
                                           Secretary

      This by-law was confirmed by resolution of the shareholders on March 20, 2006.

                                           _____________________________________
                                           Secretary

                                  APPENDIX "1"

                       Items Relating to Change of Auditor

                           NOTICE OF CHANGE OF AUDITOR

TO:         BDO Dunwoody LLP, Chartered Accountants

AND TO:     BDO Seidman, LLP, Certified Public Accountants

It is proposed that CoolBrands International Inc. (the "Corporation") will change its auditor from BDO Dunwoody LLP, Chartered Accountants, Toronto,
Ontario, Canada (the "former auditor") to BDO Seidman, LLP, Certified Public Accountants, Melville, New York, U.S.A. (the "successor auditor"), effective as of the close of the Annual and Special Meeting of Shareholders of the Corporation scheduled to be held on February 27, 2006 (the "Annual and Special Meeting").

The Audit Committee's recommendation for the change of auditor to the Board of Directors was made as a result of several factors, including that in addition to a majority of the Corporation's business being located in the United States, during the past year the Corporation has changed its financial reporting from Canadian generally accepted accounting principles to United States generally accepted accounting principles and has divested itself of the franchise division, the only significant Canadian-based operation of the Corporation. The Corporation believes that BDO Seidman, LLP is therefore able to serve the Corporation more efficiently from its office in Melville, New York, U.S.A. than BDO Dunwoody LLP in Toronto, Canada.

In  accordance  with  National   Instrument   51-102  -  Continuous   Disclosure
Obligations ("NI 51-102"), the Corporation reports that:

      1. the former auditor has therefore been terminated as auditor of the Corporation effective the close of the Meeting;

      2. the former auditor will not be proposed to shareholders at the Meeting for reappointment;

      3. there were no reservations in the former auditor's reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the date of expiry of the former auditor's term of office; and

      4.    there  are no  "reportable  events"  as such term is  defined  in NI
            51-102.

The change of auditor and the recommendation to appoint the successor auditor was approved by the audit committee and the board of directors of the Corporation.

      DATED this 11th day of January, 2006.

      ON BEHALF OF THE BOARD OF DIRECTORS

/s/ David Stein
------------------------------
David Stein
President and Chief Executive Officer